UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with Investor Day 2021 held on November 4, 2021.

Media release Zurich, November 4, 2021

Ad hoc announcement pursuant to article 53 LR
Credit Suisse announces its Group strategy with a clear focus on strengthening, simplifying and investing for growth

Zurich, November 4, 2021– Credit Suisse announces its Group strategy with a clear focus on strengthening and simplifying its integrated model and investing in sustainable growth, while placing risk management at the very core of the bank.

Following a comprehensive assessment of its strategy, the Credit Suisse Group Board of Directors (BoD) has unanimously agreed on a long-term strategic direction for the Group. The strategy is based on a long-term vision and reemphasizes the integrated model, with a well-defined three-year plan, investing in sustainable growth across Credit Suisse’s businesses, while placing risk management and a culture that reinforces the importance of accountability and responsibility at its core. It has also approved the introduction of a global business and regional structure to align the organization with the strategy review and to reinforce cross-divisional collaboration and management oversight.

Work in this direction has already begun as we strengthened our risk management and capitalization, and de-risked the bank while increasing the investment in our core businesses.

Over the next three years, the bank aims to drive sustainable growth and economic profit driven by three key pillars:

•
Strengthening its core by deploying CHF ~3 billion of capital to the Wealth Management division by 2024 and increasing the ratio of capital allocated to Wealth Management, the Swiss Bank and Asset Management versus the Investment Bank from ~1.5x in 2020 to ~2.0x in 2022.

•
Simplifying its operating model with a clear matrix organization of global businesses and regions, and a unified, global Wealth Management division, a global Investment Bank, and a central Technology and Operations function, which, together with other measures, is expected to generate structural cost savings to invest for growth.

•
Investing for growth with incremental investments progressively increasing from 2022 to 2024 to approximately CHF 1 – 1.5 billion p.a. in all four divisions, namely in our leading global Wealth Management business; global Investment Bank focused on advisory and solutions; leading Swiss universal banking franchise; as well as multi-specialist Asset Manager.

António Horta-Osório, Chairman of the Board of Directors, said: “Over the past months, the Board of Directors and the Executive Board have been working together relentlessly on shaping the strategy that will serve as our compass going forward. The measures announced today provide the framework for a much stronger, more client-centric bank with leading businesses and regional franchises. Risk management will be at the core of our actions, helping to foster a culture that reinforces the importance of accountability and responsibility. We will invest to grow our topline by shifting approximately CHF 3 billion of capital to our wealth management business and through additional technology and other investments amounting to around CHF 1 to 1.5 billion per year by 2024, funded by expected BAU cost savings. This should enable us to achieve sustainable growth together with substantially lower risk and to deliver lasting value for all our key stakeholders – clients, investors, colleagues and society. With our 165-year heritage of superior client service and integrated approach, Credit Suisse is well positioned to build on the strengths of its great people and operating businesses.”

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Media release Zurich, November 4, 2021

Thomas Gottstein, Group CEO, said: “With this strategic review, we have determined a clear and compelling way forward, building on existing strengths and accelerating growth in key strategic business areas. We will become a more streamlined bank, with expected lower volatility of earnings and with a sharper focus on the markets we operate in. We have the ambition to further strengthen our position as a global leader in wealth management and we will make further investments in areas where we have competitive advantages within our more focused and more capital-light Investment Bank, our leading and client-centric bank in Switzerland as well as our multi-specialist Asset Manager. I am confident that with the measures we announced today, we will be better positioned to leverage our strengths, control our risks and further build connectivity with the Wealth Management division, bringing the whole of our bank to all our private, corporate and institutional clients around the world.”

ACCELERATING GROWTH
Starting from January 2022, the Group will be reorganized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management -- and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia-Pacific (APAC) and Americas -- reinforcing the integrated model with global businesses and strong regional client and regulatory accountability. The new leadership structure will be announced nearer to the implementation date.

The Group is making clear choices across all four divisions to strengthen the bank and accelerate growth:

•
The globally unified Wealth Management division is expected to accelerate growth with an increase of about 25% in allocated capital by 2024, while aligning client segmentation, product offerings, platforms and technology, and leveraging global capabilities through a best-in-class integrated model across all regions. The division plans to expand its market leading UHNW and Upper HNW franchises and accelerate Core HNW growth in selected scale markets. We plan to exit approximately 10 non-core markets. The division expects to hire approximately 500 Relationship Managers over the next three years, which represents an increase of about 15% from 2021 to 2024. Investments in technology are expected to increase by approximately 60% in 2024 versus 2021. It has an objective of approximately CHF 1.1 trillion in assets under management by 2024, an increase of CHF 200 billion from current levels. This growth strategy is expected to deliver incremental recurring revenues of at least CHF 1 billion by 2024 combined with growth in transaction-based revenues. The 2024 ambition is to exceed a return on regulatory capital of 18% on an adjusted basis, excluding significant items, and grow net new assets by a mid-single digit p.a.

•
The Investment Bank creates a single global franchise across all four regions by integrating APAC and Swiss IBCM (Investment Banking & Capital Markets) with the existing Investment Bank. It intends to further pivot to capital-light Capital Markets & Advisory businesses, and continue to leverage its market-leading Credit, Securitized Products & Leverage Finance businesses, while further growing Global Trading Solutions (GTS) connectivity with Wealth Management. The division plans to exit Prime Services (with the exception of Index Access and APAC Delta One), optimize the Corporate Banking exposure and reduce the long-duration structured derivatives book, while exiting approximately 10 non-core GTS markets without Wealth Management nexus, helping drive an expected capital reduction of about 25% from 2020 levels by 2022. This will enable the investment banking businesses to be an even stronger strategic partner to the bank’s core corporate, entrepreneurial, UHNW, institutional and financial sponsor clients. With these measures, a return on regulatory capital of over 12% on an adjusted basis excluding significant items, is being pursued for 2024.

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Media release Zurich, November 4, 2021

•
The Swiss Bank will include the domestic retail, corporate and institutional client segments as a business. The Swiss Bank will also continue to invest in further growth and build its leading position, by bringing the fully integrated services of the bank to its clients together with the global business divisions. Our 2024 ambition is to exceed a return on regulatory capital of 12% on an adjusted basis excluding significant items and grow client business volumes at low- to mid-single digit over 2022 to 2024.

•
In Asset Management, the focus will be on investing in core product capabilities, on expanding distribution in select European and APAC markets, and building a strong connectivity to our Wealth Management division. The division plans to exit non-core investments & partnerships, which is expected to result in an approximate 40% RWA reduction in investments & partnerships over 2021-2022. Our 2024 ambition is to exceed a return on regulatory capital of 45% on an adjusted basis excluding significant items and net new asset growth of over 4% p.a.

The global divisions will be complemented by four strong regions namely, Switzerland, EMEA, APAC and Americas, to drive cross-divisional collaboration and strengthen legal entity management oversight and regulatory relationships at a regionally-aligned level.

In the APAC region, the bank has a unique opportunity to capture growth from our leading position there. This includes investing in its Mainland China franchise, centered around the Bank for Entrepreneurs model, building on our leading Singapore and Hong Kong hubs and further leveraging investment, financing, advisory and capital markets solutions.
In connection with the reorganization, we expect operating expenses to be impacted by approximately CHF 400 million of restructuring expenses relating to business exits, compensation normalization and Archegos remediation activities between the fourth quarter 2021 and 2022. As the implementation of the reorganization progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with business activities we are planning to exit and their related infrastructure.

Our Sustainability, Research & Investment Solutions function will continue to lead the bank and our clients into a sustainable future. The bank will build on its provision of sustainable investment solutions to clients through its distinctive ESG product offering, partnering with corporate clients to finance their sustainable transition through innovative and collaborative solutions and publish high-impact research and thought-leadership content. It will also continue to adapt its culture and governance to reflect sustainability across its franchise, with a focus on diversity and inclusion.

In addition, the bank’s corporate functions will continue to partner with the divisions and regions, providing effective collaboration, management and control oversight. The simplification of the business model and IT infrastructure is key to improving effectiveness as well as to defining clear accountability and ownership. Credit Suisse is centralizing IT and Operations under the new Chief Technology and Operations Officer. Furthermore, centralized teams covering procurement and enterprise architecture have been established under the Chief Financial Officer to drive the overall cost management program.

The Group has clear financial goals for each of the new divisions for 2022 to 2024 and will deliver on its strategy with disciplined and relentless execution.

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Media release Zurich, November 4, 2021

FINANCIAL OBJECTIVES:

-
Reshape the Investment Bank by reducing more than USD 3 billion, or ~25%, of capital by exiting Prime Services (with the exception of Index Access and APAC Delta One) over 2021 to 2022, while investing in the businesses where there are clear competitive advantages as well as those that are capital-light advisory-driven and/or have connectivity to Wealth Management.

-
Redeploy additional capital of approximately CHF 3 billion to the Wealth Management division by 2024, a 25% increase, with an ambition to grow client business volume to about CHF 1.6 trillion and assets under management to about CHF 1.1 trillion, to deliver incremental recurring revenues of >CHF 1 billion by 2024; this will be supported by growth investments including ~500 new Relationship Managers and ~60% step-up in technology investments by 2024.

-	Increase capital allocated to Wealth Management, Swiss Bank and Asset Management versus the Investment Bank to about 2.0x in 2022 and beyond from about 1.5x in 2020.
-	Invest capital for growth in the Investment Bank from 2023, while remaining at 50% capital of Wealth Management, Swiss Bank and Asset Management, collectively.
-
Aim to achieve a Group return on tangible equity of >10% by 2024; cost income ratio of ~70% on an adjusted basis, excluding significant items, with additional investments of CHF ~1 to 1.5 billion p.a. by 2024 funded by structural cost savings.

-	Objective by 2024 of a CET1 ratio of more than 14% pre-Basel 3 reform and a CET1 leverage ratio of approximately 4.5%.
-	Aim for net income distribution of ~25% in 2022, based on net income attributable to shareholders, subject to market and economic conditions.

PROGRESS TO DATE
Work on the implementation of this new phase of growth for the Group has already begun:

•	Strengthened capital position, achieving a CET1 ratio of 14.4% in the third quarter of 2021, supported by a significant reduction in RWA.

•	Established Asset Management as a separate operating division, emphasized the strategic importance of the business for the bank and clients.

•	Reinforced leadership with key, experienced appointments both at the Board of Directors and the Executive Board.

•
Completing a full-scale risk review across the entire bank, recalibrating the risk appetite at both Group and divisional levels and strengthening the risk management leadership and oversight at the BoD level.

•	Published the detailed findings of the Archegos Report, while the independent investigation into the Supply Chain Finance Funds matter continues to be a focus for the bank, with work ongoing.

PRIORITIZING RISK MANAGEMENT
As part of the outcomes of the strategic review, the bank will continue to focus on risk culture, putting risk management at the heart of all its actions, with investments in data, infrastructure, reporting capabilities, as well as in compliance.

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Media release Zurich, November 4, 2021

The following initiatives have already been completed or are underway:

•	Fundamental risk review, examining how risks are being assessed, managed and controlled across the Group.

•	Clear definition of roles, responsibilities and accountabilities across all divisions, as Credit Suisse continues to implement remediation efforts that were initiated earlier in the year.

•	Development of tools and processes to improve business accountability and ownership as the first line of defense for risk and controls.

•	Revision of compensation process and structure, incorporating risk-sensitive performance and non-financial objectives into the enhanced performance scorecards.

•	Fostering a culture that reinforces the importance of personal accountability and responsibility.

DELIVERING ON THE GROUP’S STRATEGIC VISION
In summary, the comprehensive measures communicated today set Credit Suisse on a positive new trajectory and will support the bank in delivering its long-term purpose: to build lasting value by serving its clients with care and entrepreneurial spirit.

The Group’s strategy is based on three themes: strengthening the core, simplifying its operating model and investing for growth. Based on this new strategy and the consequential organizational changes, the bank has made clear choices around the clients it serves, the markets it operates in and the capabilities in which it will further invest.

The Credit Suisse Executive Board is fully committed to relentlessly execute this strategic plan in order to deliver sustainable value for all stakeholders.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

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Media release Zurich, November 4, 2021

INVESTOR UPDATE
The 2021 Investor Update media release and the CEO and CFO presentations are available to download from 06:45 CET / 05:45 GMT / 01:45 EST today on www.credit-suisse.com/results.

Investor Update dial in details

Time: 09:45 CET / 08:45 GMT / 04:45 EST
Access: The webcast will be accessible through this link. For telephone, please use:

Telephone Standard International +44 2071 928338
Switzerland Free Call +41 80 000 0367
USA Free Call +1 877 870 9135

Conference ID: 7583203

Participant instructions:
1. In the 10 minutes prior to call start time, call the appropriate Participant Dial-In Number.
2. Enter the Event Passcode and leave any information requested after the tone. You will be joined automatically to the conference.

Q&A session. You will have the opportunity to ask questions during the telephone conference following the presentation.

Playbacks
A replay of the webcast will be available the day after the event at: www.credit-suisse.com/investorday

Important information
Credit Suisse has not finalized restated historical information according to its intended future divisional structure and Credit Suisse’s independent registered public accounting firm has not reviewed such information. Accordingly, the preliminary financial information contained in this document is subject to completion of ongoing procedures, which may result in changes to that information, and you should not place undue reliance on this preliminary information.

This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Expectation”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments or aspirations.

Unless otherwise noted, all such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are for the full year indicated or as of the end of the year indicated, as applicable.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the

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Media release Zurich, November 4, 2021

reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

This presentation contains certain preliminary information for the historical periods according to the future intended divisional structure of the Group. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete restated results and is subject to change. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary information and, accordingly, does not express an opinion or any other form of assurance with respect to this data. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Accordingly, you should not place undue reliance on this preliminary information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 13.5% of average risk-weighted assets and 4.25% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Capital allocation ambitions are calculated based on the average of 13.5% of risk-weighted assets (RWA) and 4.25% of leverage exposure. Cost savings ambitions are calculated using adjusted operating expenses excluding significant items at constant 2021 foreign exchange rates.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Client business volume includes assets under management, custody assets (including assets under custody and commercial assets) and net loans.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

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Media release Zurich, November 4, 2021

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures. Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change.

2020 in CHF bn	Wealth Management	Swiss Bank	Investment Bank	Asset Management
Net revenues reported	9.0	3.0	9.6	1.1
Real estate (gains)/losses	-	(0.0)	-	-
(Gains)/losses on business sales	-	-	-	-
Major litigation recovery	-	-	-	-
Valuation adjustment related to a major litigation	-	-	-	-
Gain related to InvestLab transfer	(0.0)	(0.0)	-	(0.2)
Gain on equity investment in Allfunds Group	(0.1)	(0.0)	-	-
Gain on equity investment in SIX Group AG	(0.1)	(0.1)	-	-
Gain on equity investment in Pfandbriefbank	-	(0.1)	-	-
Impairment on York Capital Management	-	-	-	0.4
Archegos	-	-	-	-
Net revenues adj. excl. sign. items and Archegos	8.9	2.7	9.6	1.3
Provision for credit losses	0.3	0.3	0.6	-
o/w Archegos	-	-	-	-
Total operating expenses reported	6.1	1.6	7.1	1.1
Restructuring expenses	(0.0)	(0.0)	(0.0)	(0.0)
Major litigation provisions	0.0	(0.0)	(0.0)	-
Expenses related to real estate disposals	(0.0)	(0.0)	(0.0)	(0.0)
Expenses related to business sales	-	-	-	-
Expenses related to equity investment in Allfunds Group	-	-	-	-
Archegos	-	-	-	-
Total operating expenses adj. excl. sign. items and Archegos	6.1	1.5	7.0	1.1
Pre-tax income/(loss) reported	2.7	1.1	1.9	(0.0)
Total adjustments, significant items and Archegos	(0.2)	(0.2)	0.1	0.2
Pre-tax income/(loss) adj. excl. sign. items and Archegos	2.5	0.9	2.0	0.2
Reported return on regulatory capital†	17%	12%	11%	(4)%
Adjusted RoRC† excluding significant items and Archegos	16%	10%	11%	19%

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,950 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

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Media release Zurich, November 4, 2021

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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   Credit Suisse 2021 Investor Day  November 4, 2021

 Disclaimer (1/2)  2  November 4, 2021  Credit Suisse has not finalized restated historical information according to its intended future divisional structure and Credit Suisse’s independent registered public accounting firm has not reviewed such information. Accordingly, the preliminary information contained in this presentation is subject to completion of ongoing procedures, which may result in changes to that information, and you should not place undue reliance on this preliminary information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, in “Credit Suisse – Risk factor” in our 1Q21 Financial Report published on May 6, 2021 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the 2021 Investor Day published on November 4, 2021 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Expectation”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, inflation increases, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments or aspirations. Unless otherwise noted, all such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are for the full year indicated or as of the end of the year indicated, as applicable.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.  2021 Investor Day

 Disclaimer (2/2)  3  November 4, 2021  Cautionary statements relating to certain preliminary financial informationThis presentation contains certain preliminary financial information for the historical periods according to the future intended divisional structure of the Group. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete restated results and is subject to change. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary information and, accordingly, does not express an opinion or any other form of assurance with respect to this data. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Accordingly, you should not place undue reliance on this preliminary information.Statement regarding non-GAAP financial measuresThis presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix, which is available on our website at www.credit-suisse.com. Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these measures to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 13.5% of risk-weighted assets and 4.25% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements. Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.Mandatory Convertible NotesThese materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.  2021 Investor Day

 Credit Suisse 2021 Investor DayAgenda  Time (GMT)  Theme  Presenter  Duration  08:45 am  Welcome and agenda  Kinner Lakhani, Head of Group Strategy and Investor Relations  5’  08:50 am  Chairman’s Perspective – Our Vision  António Horta-Osório, Chairman of the Board of Directors  15’  09:05 am  Strategic Perspectives  Thomas Gottstein, Chief Executive Officer  30’  09:35 am  Financial Perspectives  David Mathers, Chief Financial Officer  30’  10:05 am  Wealth Management  Philipp Wehle, CEO International Wealth Management  20’  10:25 am  Investment Bank  Christian Meissner, CEO Investment Bank  20’  10:45 am  Swiss Bank  André Helfenstein, CEO Swiss Universal Bank  15’  11:00 am  Asset Management  Ulrich Körner, CEO Asset Management  15’  11:15 am  Asia Pacific – Growth Aspirations  Helman Sitohang, CEO APAC  15’  11:30 am   A Transformed Bank   Thomas Gottstein, Chief Executive Officer  5’  11:35 am   Q&A    70’  12:45 pm  Close      2021 Investor Day  4  November 4, 2021

 5  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

   António Horta-Osório, Chairman of the Board of Directors November 4, 2021  Our VisionCredit Suisse 2021 Investor Day

 7  November 4, 2021  Our focus areas  2021 Investor Day  Risk Management    Strategy    Culture

   8  November 4, 2021  Our competitive advantages  Distinct brand built on a 165-year heritage of client service  Leading businesses with an integrated Bank for Entrepreneurs model  Deep pool of talented and dedicated employees  Strong positions across mature markets and fast-growing APAC and Emerging Markets  2021 Investor Day

 Our purpose is the foundation of our strategic vision   We build lasting value by serving our clients with care and entrepreneurial spirit  November 4, 2021  9  2021 Investor Day

The Board of Directors has comprehensively assessed and concluded on our strategic options

Our key considerations…

- Connectivity and nexus to Wealth Management
- Sustainable competitive advantage
- Core clients with deep relationships
- Markets and capabilities with scale
- Through-the-cycle risk-return economics

…are driving clear choices around clients, businesses and markets

1. **Reinforce our integrated model, creating a matrix of global businesses and strong regional client accountability**
2. **Invest in our leading Wealth Management business to accelerate growth, under a unified global division**
3. **Reshape our global Investment Bank for connectivity, capital-light and competitive advantage**
4. **Build on our leading position in our Swiss home market**
5. **Retain and grow our core Asset Management business**
6. **Strengthen our risk and control foundation**
7. **Pivot to faster-growth APAC and Emerging Markets**
8. **Increase investment in talent, technology and digital transformation**
9. **Shift capital allocation across the portfolio,** aiming to direct CHF ~3 bn of capital[1] to Wealth Management, increasing capital allocation to Wealth Management, Swiss Bank and Asset Management vs. Investment Bank from ~1.5x in 2020 to ~2.0x in 2022 and beyond

Pillars of our strategy	Strengthen	Simplify	Invest for growth

1 Based on average of 13.5% RWA and 4.25% Leverage Exposure

CREDIT SUISSE 2021 Investor Day November 4, 2021 10

 The pillars of our strategy  November 4, 2021  11  2021 Investor Day  Invest in clients, businesses, talent and technology where we have sustainable competitive advantage  Shift capital to value-creating businesses and strengthen our balance sheet and organization  Place risk management at the core of the Bank  Foster a diverse and inclusive culture that reinforces the importance of personal accountability and responsibility with our entrepreneurial spirit  Deliver on our strategy with disciplined, relentless execution  Drive structural cost discipline to fund strategic investments and generate operational leverage  Strengthen  Simplify  Invest for growth  Lead the Bank and our clients into a sustainable future

 12  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

   Strategic PerspectivesCredit Suisse 2021 Investor Day  Thomas Gottstein, Chief Executive OfficerNovember 4, 2021

 November 4, 2021  We will execute on our strategic vision  14  2021 Investor Day    Strengthen  Simplify  Invest forgrowth    Global Investment Bank focused on advice and solutions  Leading universal bankin Switzerland  Multi-specialist Asset Manager  Strong risk management foundation and technology capabilities  Global leader in Wealth Management  Balanced approach between mature and emerging markets with a pivot to APAC  Leading the Bank and our clients into a sustainable future  Empowered regional organization driving cross-divisional collaboration

Strengthen | Simplify | Invest for Growth

We have taken decisive actions to strengthen our Bank…

Capital	▪ Strengthened our capital position through MCN issuance of CHF 1.7 bn in 2Q21 and reductions in RWA and Leverage Exposure
Asset Management	▪ Established Asset Management as a separate operating division, emphasizing the strategic importance of the business for the Bank and our clients
Leadership	▪ Reinforced our leadership with key ExB appointments: – Ulrich Körner as CEO Asset Management – Christian Meissner as CEO Investment Bank – David Wildermuth as Chief Risk Officer – Joanne Hannaford as Chief Technology & Operations Officer – Rafael Lopez Lorenzo as Chief Compliance Officer – Christine Graeff as Global Head of Human Resources
Risk Management	▪ Largely completed fundamental risk review across the bank ▪ Recalibration of risk appetite at Group and divisional level ▪ Strengthened Risk Management leadership
Archegos and Supply Chain Finance Funds	▪ Completed Board investigations into the Archegos matter ▪ SCFF: Total cash position[1] of USD 7.0 bn; continued focus on returning cash to our clients; the independent investigation continues to be a focus for the Bank, with work ongoing
Legacy matters	▪ Settlement with US, UK and Swiss regulators of legacy matters related to loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016 ▪ Concluded enforcement proceedings with Swiss regulator related to past observation activities

1 Includes cash already distributed to investors and cash & cash equivalent remaining in the funds

CREDIT SUISSE 2021 Investor Day November 4, 2021 15

Strengthen | Simplify | Invest for Growth

...and are investing in our Risk and Controls foundation to support our growth

Actions in progress

Strengthen our risk culture	Strengthen risk management leadership	Invest in risk, compliance and controls foundation across the Bank	Align risk appetite to the strategic direction of Credit Suisse	Align compensation process and structure to reinforce culture shift
▪ Launched "Everyone is a risk manager" as a core principle across the bank ▪ Strengthen business accountability and ownership as the first line of defense for risk and controls	▪ Appointed new Chief Risk Officer and Chief Compliance Officer ▪ Appointments of experienced senior risk officers across divisions ▪ More clearly defined roles, responsibilities and accountability	▪ Comprehensive remediation post recent incidents ▪ Investments in compliance, data, infrastructure, reporting capabilities and risk management processes	▪ Recalibration of risk appetite across the portfolio with continued regular multi-dimensional reviews going forward	▪ Align compensation process to reinforce both Risk & Control objectives and collaboration

CREDIT SUISSE | 2021 Investor Day | November 4, 2021 | 16

Strengthen | Simplify | Invest for Growth

We are making further clear choices to strengthen our Bank

Key actions

Wealth Management

- Create a unified Wealth Management division to leverage global integrated model
- Simplify our banking platform set-up
- Exit ~10 non-core markets

Investment Bank

- Exit Prime Services[1]
- Optimize Corporate Bank exposure and reduce long-duration structured derivatives book
- Exit ~10 non-core GTS markets without Wealth Management nexus

➢ These actions are expected to drive a ~25% capital reduction[2] from 2020 levels by 2022

Asset Management

- Exit non-core Investments & Partnerships, reduced I&P RWA by 33% in 9M21

RWA reduction of USD ~20 bn and
Leverage Exposure reduction of USD ~100 bn in 2021-2022

Strengthen the Bank for investments across core businesses

CHF ~3 bn of capital[2] to be redeployed into Wealth Management, a ~25% increase in capital[2,3]

1 With the exception of Index Access and APAC Delta One 2 Aspiration based on average of 13.5% RWA and 4.25% Leverage Exposure 3 Over 2021-2024

CREDIT SUISSE 2021 Investor Day November 4, 2021 17

Strengthen | Simplify | Invest for Growth

Our new organizational structure will both strengthen and simplify our operating model

Key considerations and ambitions

Create global Wealth Management division

- Global alignment of capabilities, products, client segmentation, front-to-back platforms and technology
- Leverage global capabilities through best-in-class integrated model across regions
- Continue to drive successful integrated UHNW model and accelerate HNW growth in selected markets

Create global Investment Bank division

- Integrate Switzerland and Asia Pacific IBCM into the global Investment Bank to create a global IBCM franchise and further pivot towards a more capital-light, advisory-led business model
- Build on Wealth Management nexus across GTS and IBCM businesses
- Further invest in our market-leading Credit, Securitized Products, GTS and Leveraged Finance & other IBCM businesses

Centralized Chief Technology and Operations organization

- Integrate Group and Divisional technology and operations teams under the incoming CTOO
- Harmonize unified client, banking and risk platforms across the Bank
- Further strengthen our data capabilities, accelerate move to cloud technology and reinforce cybersecurity

Strong regional empowerment

- Regions responsible for market presence and client coverage strategy
- Strengthen legal entity and risk oversight as well as regulatory relationships at a regionally-aligned level
- Strengthen collaboration across divisions in an integrated model across all four regions
- Regions lead or co-lead most HR-relevant matters, incl. recruiting, promotion, organization

CREDIT SUISSE 2021 Investor Day November 4, 2021 18

Strengthen Simplify Invest for Growth

Our new organizational structure with 4 divisions and 4 regions will support our strategy


Primary external reporting divisions
Wealth Management division
Investment Bank division
Swiss Bank division
Asset Management division
Switzerland
EMEA
APAC
Americas
Global Capabilities and Regional Business Units
Investment Banking & Capital Markets
Credit
GTS
Equities
Digital
Corporate
Institutional
Global Capabilities and Regional Business Units
SRI – Sustainability, Research and Investment Solutions

CREDIT SUISSE 2021 Investor Day November 4, 2021 19

Strengthen | Simplify | Invest for Growth

We aim to deliver CHF ~1.0-1.5 bn of efficiency savings by 2024 to fund growth investments

Simplify
- Creating global Wealth Management division
- Creating global Investment Bank division

Streamline
- Centralizing technology and operations functions to deliver shared platform
- Rationalizing legal entity and banking platform set-up
- Optimizing our organizational structure
- Centralizing Procurement

Automate
- Digitalizing front-to-back operating model
- Delivering CSX in Swiss Bank

CHF ~1.0-1.5 bn of annual structural cost savings[1] by 2024 to invest for growth

1 Aspiration measured using adjusted operating expenses, excluding significant items, at constant 2021 FX rates, progressively increasing from 2022-2024; does not include cost reductions from exited businesses

CREDIT SUISSE 2021 Investor Day November 4, 2021 20

Strengthen | Simplify | Invest for Growth

We are positioned in attractive growth markets

Wealth Management

WM revenue pool[1], in CHF bn, ex US



162
3%
CAGR
188
~5%
CAGR
234
2015
2020
2024

#2 Global UHNW[3]
7% market share[4]

#2 Global HNW[3]
4% market share[4]

#2 position in APAC[5]

Strong position in Emerging Markets[6]

Asset Management

AM revenue pool[1], in USD bn



330
7%
CAGR
459
~5%
CAGR
560
2015
2020
2024

#4 Thematic Equity franchise Europe

Largest US CLO manager and second largest globally[7]

Leading index fund offering in CH, Top 5 in Europe with strong position in ESG[8]

Partner to one of the largest[9] and most successful AM JV, ICBCCS, in China

Investment Banking

IB revenue pool[2], in USD bn



3%
CAGR
~(3)%
CAGR
261
300
270
Macro
Equities
Credit
IBD
81
68
29
83
103
62
43
92
78
62
37
93
2015
2020
2023

#5 IPOs[10]

#1 Sponsors LevFin IBCM fees[10]

#1 Asset Finance[11]

#1 Structured Credit[12]

#2 Structured Equity Derivatives[13]

1 McKinsey Global Revenue pools 2 Oliver Wyman Revenue pools 3 Outside US; HNW excl. Swiss retail 4 McKinsey for WM AuM market size. Client segmentation based on personal financial assets UHNW (PFA USD >50 mn), HNW (PFA USD 1-50 mn) 5 Asian Private Banker, 2020 6 Incl. Emerging Europe, META, LatAM (ex Brazil), Brazil 7 Based on principal liabilities as of September 30, 2021 8 Based on ETF and index fund assets for ESG per Morningstar YE 2020, overall ranking according to Morningstar as of July 31st 2021 9 Market position, AuM, and market share based on 20% stake in ICBC JV 10 Dealogic 2017-9M21 11 Thomson Reuters F20A All US Securitizations 2017–9M21 period 12 Bloomberg, Credit Repacks 2017-9M21 period 13 Coalition Greenwich Competitor Analytics for the 2019-1H21 period

CREDIT SUISSE 2021 Investor Day November 4, 2021 21

Strengthen | Simplify | **Invest for Growth**

We are accelerating our growth in Wealth Management

Client Business Volume
in CHF bn


CBV growth aspiration
>7% p.a.
CBV of CHF ~1.6 trn
CBV growth aspiration
>6% p.a.
8% USD
6% CAGR
1,019
1,321
Grow UHNW and accelerate Upper HNW, building on UHNW strength
Expand Core HNW in Switzerland, offshore Europe and selected, sizeable onshore markets in APAC and EMEA
Harmonize IT, optimize banking platforms, scale Luxembourg hub
Accelerate Core HNW in additional markets with further enhancement of IT platform
Build out China Mainland franchise leveraging our Bank for Entrepreneurs model and potential other markets
2016
2018
2020
9M21
2022-2024 Aspiration
2025-2026 Aspiration

	2016 – 9M21	2022-2024 Aspiration / 2025-2026 Aspiration
NNA growth[1]	4%[2]	Mid-single digit growth
Lending growth	2%[2]	Mid- to high-single digit growth
Adj. RoRC†	16%[3]	>18% by 2024

Capital deployed CHF ~3 bn of additional capital deployed, ~25% increase

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items
1 Average annual NNA growth rate 2 2017-2020 3 2018-2020

CREDIT SUISSE 2021 Investor Day November 4, 2021 22

Strengthen | Simplify | Invest for Growth

Our Wealth Management growth strategy is expected to deliver incremental recurring revenues of CHF >1 bn by 2024

Medium-term Aspirations

We are investing for growth…

CHF ~3 bn
capital[1] redeployed to Wealth Management over 2021-2024
RWA increase CHF ~20 bn
LE increase by CHF ~70 bn

~500
increase in Relationship Managers
~15% increase over 2021-2024

+~60%
IT spend[2] in 2024 vs. 2021E
Step-up in technology investments

…to support higher AuM and CBV growth…

AuM
CHF ~1.1 trn
by 2024
from CHF 0.9 trn in 3Q21;
mid-single digit NNA CAGR

CBV
CHF ~1.6 trn
by 2024
from CHF 1.3 trn in 3Q21;
mid- to high-single digit CAGR

…and deliver significant revenue upside by 2024

Incremental recurring revenues of CHF >1 bn

Incremental commissions and fees of CHF ~0.5 bn vs. 2021

Incremental net interest income of CHF ~0.7 bn vs. 2021

Our integrated model is expected to drive higher transaction-based revenues

1 Based on average of 13.5% RWA and 4.25% Leverage Exposure 2 Wealth Management total technology cash spend

Credit Suisse | 2021 Investor Day | November 4, 2021 | 23

 24  November 4, 2021  2021 Investor Day  Invest for Growth  Simplify  Strengthen  The Investment Bank has significantly reduced capital and improved underlying returns but performance remains volatile  …with improved underlying performanceadjusted RoRC† unless otherwise stated, in %    Impact of adjustments and ArchegosUSD ~(5.1) bn related to Archegos    8%  11%  (12)%  26%  12%Cost of capital  2019  2020  9M21reported  9M21adj. excl. Archegos  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage 1 Incl. GM, IBCM, APAC Markets and SRU 2 Based on average of 13.5% RWA and 4.25% Leverage Exposure     Capital2  Capital reduction in the Investment Bank…in USD bn  RWA  Leverage  2020  3Q151  3Q21  (51)%  (42)%  (46)%

Strengthen | Simplify | Invest for Growth

Our global Investment Bank is core to our integrated strategy

Create global Investment Bank

Capital-light
- Invest in capital-light Investment Banking & Capital Markets businesses

Competitive advantage
- Drive market-leading Securitized Products and Credit solutions

Connectivity
- Deliver differentiated cross-asset structured products and capital markets & advisory solutions to Wealth Management clients

Capital velocity
- Leverage 3rd-party capital to grow Credit

Be a strategic partner to our core corporate, entrepreneurial, institutional and UHNW clients

IBCM
Leading Equity Capital Markets and Leveraged Finance franchises; invest in Advisory solutions and coverage

GTS
Wealth Management centric franchise with best-in-class cross-asset, Structured Products and trading execution

Credit
Pre-eminent Securitized Products business joined with leading IG/HY offering

Equities
Focused, asset-light with strong high-touch execution capabilities, equity derivatives, ECM distribution and research & content

Our Aspiration	**Capital released**[1]	**Invest for growth**	**RoRC**[†,2]
	USD >3 bn over 2021-2022, a ~25% reduction	From 2023, invest capital for growth while remaining at 50% capital[1] of WM, SB, AM	>12% in 2024

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
1 Based on average of 13.5% RWA and 4.25% Leverage 2 On an adjusted excluding significant items basis

Credit Suisse 2021 Investor Day November 4, 2021 25

Strengthen | Simplify | Invest for Growth

The Swiss Bank will serve corporate, institutional and digital banking clients as part of our Swiss universal bank model

Key metric for Swiss Bank

Client Business Volume
in CHF bn


7%
CAGR
601
635
675
2019
2020
9M21

Key levers

"High-touch" Corporate & Institutional
- Capitalize on leading position and global connectivity leveraging our IB, GTS and AM businesses
- Continue to drive capital velocity leveraging our distinct fund-based model
- Continued disciplined risk management

"High-tech" Private clients & SME
- Drive CSX: grow private clients and target smaller SME clients
- Further invest in digital client engagement and marketing
- Simplify and digitalize front-to-back processes to drive operating leverage

2024 Aspiration

RoRC[†,1]
>12%

CIR[1]
Low 50s

CBV
Low- to mid-single digit CAGR
CAGR over 2022-2024

Pillars of success

- **Institutional Banking** for pension funds and banks
- **Corporate Banking** for multi-national Swiss corporates and SMEs
- **Digital Banking** for broader private client base and small businesses
- **Consumer Finance** with BANK-now and our participation in Swisscard

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
1 On an adjusted basis excluding significant items basis

Credit Suisse | 2021 Investor Day | November 4, 2021 | 26

Strengthen | Simplify | Invest for Growth

We expect to grow our multi-specialist Asset Management division with a refocus on our core product capabilities

Key metric for Asset Management

AuM
in CHF bn


5%
CAGR
438
440
475
2019
2020
9M21

Key levers

Distribution
- Expand footprint in selected European and Asian markets
- Strengthen sales support teams on regional and global level

Products
- Enhance innovative alpha solutions (private markets, thematic equities, ESG)
- Strengthen breadth and quality of institutional-grade yield products (fixed income and Real Estate)

2024 Aspiration

RoRC[†,1]
>45%

CIR[1]
~75%

NNA
>4%

Pillars of success
- Growing our core operating businesses; exit non-core Investments & Partnerships
- Strong connectivity to Wealth Management and Swiss Bank
- Leading Alternatives and Alternatives-lite offerings

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
1 On an adjusted excluding significant items basis

CREDIT SUISSE
2021 Investor Day
November 4, 2021
27

Strengthen | Simplify | Invest for Growth

Strategic goals for our new regions for 2022-2024

Lead client coverage and drive cross-divisional collaboration to bring the full Bank to our private, corporate and institutional clients

Key strategic initiatives		Key Aspirations[1]
Grow share in stable, mature Swiss home market	▪ Maintain existing, successful integrated "Universal Bank" approach ▪ Gain share in our "high-touch" model for corporate, institutional and WM clients ▪ Differentiate, grow our CSX digitally led-hybrid service model	Grow CBV at mid-single digit p.a.
Turn EMEA towards profitability	▪ Strengthen our integrated Wealth Management model through mid-market Investment Banking Advisory ▪ Scale our Luxembourg Wealth Management hub to serve pan-EU clients ▪ Capitalize on Middle East growth opportunity	Strengthen integrated model Deliver consistent Economic Profit[3]
Build on leadership position in fast-growth APAC region	▪ Continue to capitalize on growth opportunity in APAC leveraging our successful integrated Bank for Entrepreneurs model ▪ Further scale international hubs in Singapore / Hong Kong ▪ Build-out China Mainland franchise	Increase the share of revenues and capital allocated to APAC Grow CBV at high-single digit p.a.
Reshape Americas	▪ Invest in capital-light Investment Banking & Capital Markets business and market leading Credit solutions ▪ Build on our strong market position in Brazil and invest in LatAm growth opportunity ▪ Exit Prime Services[2] and reduce capital deployed to the Corporate Bank	Optimize and shift capital allocation Improve Economic Profit[3]

Strengthen legal entity and risk oversight as well as regulatory relationships at a regionally-aligned level

1 On an adj. excl. significant items basis 2 With the exception of Index Access 3 Economic Profits = Adj. PTI*(1-25% tax rate) less Capital Charge (Cost of Equity: 8% Wealth Management, Swiss Bank, Asset Management, 12% Investment Bank, 10% Corporate Center)

CREDIT SUISSE 2021 Investor Day November 4, 2021 28

Strengthen | Simplify | **Invest for Growth**

Sustainability strategy in delivery mode, with progress across the franchise

Sustainability strategy announced in 2020	Consistent execution in 2021
Deliver sustainable solutions	▪ Broadened **ESG product shelf** and fund offering ▪ Launched distinctive products through collaborations with, e.g., BlackRock, JP Morgan AM and Rockefeller
Enable client transitions	▪ Implemented **Sustainability Activities Framework** to enable deal transparency and product oversight ▪ **Partnered** with **Corporate clients** to drive their own transition
Engage with thought leadership	▪ Successfully executed inaugural **Sustainability Week** and 5th **Global Women's Financial Forum** ▪ Drove ESG **thought-leadership** and key publications including thematic sector reports and top 25 themes
Drive our own transition	▪ Started **net zero program,** enhanced risk frameworks and defined additional time-bound **coal related restrictions** ▪ Published first-ever **CS Sustainability Report**
Adapt our culture & engagement	▪ Established Board **Sustainability Advisory Committee** ▪ Enhanced **Code of Conduct**, **D&I** strategy and revised ESG-linked ExB scorecards

	4Q20	3Q21
Wealth Management ESG funds # of funds	65	147
Sustainable AuM[1] in CHF bn	108 (7%)[2]	144 (9%)[2]
Cumulative Sustainable Finance Volume[3] in CHF bn	22	40

Leading the Bank and our clients into a sustainable future

1 Refers to Credit Suisse's assets managed according to sustainability criteria 2 Percentage share of Sustainable AuM versus Total AuM 3 Cumulative volume of finance transactions that have been classified as sustainable under the Credit Suisse Sustainable Finance Framework since January 2020

CREDIT SUISSE 2021 Investor Day November 4, 2021 29

Strengthen | Simplify | Invest for Growth

Leading the bank and our clients into a sustainable future


CLIENTS
SHARE-HOLDERS
NGOs
EMPLOYEES
REGULATORS
SRI

- Support clients' transition and **expand sustainable** investment and financing **offering**, also via strategic partnerships
- Continue progress towards **CHF 300 bn sustainable finance aspiration**
- Deliver alpha via sustainability **research and theme** selection

- Credibly **execute ESG agenda** also reflecting shareholder expectations

- Deliver on our **transition to net zero** by end of 2050
- Engage through **key market initiatives** to drive industry solutions contributing towards solving society's problems

- Engage in a **culture of sustainability, diversity and inclusion**
- Train employees in ESG and invest in **talent and education** to strengthen sustainability governance

- Enhance **governance and frameworks**
- Further enhance **sustainability reporting**

CREDIT SUISSE 2021 Investor Day November 4, 2021 30

Strengthen | Simplify | **Invest for Growth**

We are continuing our transformation

	2015	2020	2022	2024 assuming B3R implementation on 1/1/24
Capital[3]				
WM, SB & AM to IB capital allocation ratio	0.6x	1.5x	~2.0x	~2.0x


CC[1]
WM & AM[1,2]
36%
57%
IB[1,2]
CC
WM, SB & AM
51%
34%
IB
CC
WM, SB & AM
57%
27%
IB
CC
WM, SB & AM
57%
28%
IB

Capital reallocation through exit of Prime Services[4], targeted reductions in the Corporate Bank and in GTS; redeploy CHF ~3 bn of capital[3] into Wealth Management

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 As of 3Q15 2 IB incl. GM, IBCM, APAC Markets and SRU; WM incl. SUB, IWM, APAC WM&C 3 Based on avg of 13.5% RWA and 4.25% Leverage 4 With the exception of Index Access and APAC Delta One

CREDIT SUISSE 2021 Investor Day November 4, 2021 31

Our 2024 financial aspirations

Average 2018-2020

Adj. RoRC†
excl. sign. items



Wealth Management
16%
Investment Bank
9%
Swiss Bank
12%
Asset Management
35%

Corp Center and SRU adj. pre-tax loss
CHF 1.4 bn

CIR
adj. excl. sign. items
~80%

CET1 ratio 12-13%

Leverage ratio 4.0-4.5%

Reported Group RoTE‡
~7%

Release USD >3 bn of Investment Bank capital[1] over 2021-2022 ~(25)%; **targeted investments** from 2023

Invest CHF ~3 bn of capital[1] **into Wealth Management** over 2021-2024 +25%

Increase capital[1] **allocated to WM, SB, AM vs. the IB to ~2.0x** in 2022 and beyond

Invest incremental CHF ~1.0-1.5 bn p.a. into growth investments by 2024, progressively increasing from 2022, funded by structural cost savings

Strategic Plan 2024 Aspirations

Adj. RoRC†
excl. sign. items



Wealth Management
>18%
Investment Bank
>12%
Swiss Bank
>12%
Asset Management
>45%

Corp Center adj. pre-tax loss
CHF ~0.5 bn

CIR
adj. excl. sign. items
~70%

CET1 ratio >14% pre-B3R

Leverage ratio ~4.5%

Reported Group RoTE‡
>10%

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity
1 Based on average of 13.5% RWA and 4.25% Leverage

CREDIT SUISSE
2021 Investor Day
November 4, 2021
32

 33  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

   Financial PerspectivesCredit Suisse 2021 Investor Day  David Mathers, Chief Financial OfficerNovember 4, 2021

Financial goals for our new divisions for 2022-2024

Key strategic initiatives		Key financial goals[2]	
1 **Accelerate growth in Wealth Management**	▪ Expand UHNW and Upper HNW; accelerate growth in Core HNW ▪ Invest and further scale ~20 priority markets; exit ~10 non-core markets ▪ Leverage investment, financing, advisory and capital markets solutions	Invest **CHF ~3 bn of capital[3]** over 2021-2024, a ~25% capital increase	**CHF ~1.1 trn AuM** by 2024 **CHF ~1.6 trn CBV** by 2024
2 **Reshape the Investment Bank**	▪ Exit Prime Services[1], optimize Corporate Bank and reduce GTS businesses without strong WM-nexus ▪ Invest in capital-light Advisory and leading Credit business ▪ Continue to differentiate GTS to support WM	Release **USD >3 bn of capital[3]** over 2021-2022, a ~25% capital reduction; from 2023 invest capital for growth	**RoRC† >12%** in 2024
3 **Continue to develop the Swiss Bank**	▪ Drive digital model for retail and SME clients ▪ Strengthen collaboration with IB, GTS and AM for corporate and institutional clients	**CIR in low 50s** in 2024	**RoRC† >12%** in 2024
4 **Grow core Asset Management**	▪ Expand core operating businesses ▪ Invest in distribution capabilities ▪ Reduce I&P RWA portfolio by ~40%	**CIR ~75%** in 2024	**RoRC† >45%** in 2024
5 **Deliver Group productivity cost savings to release investment resources**	▪ Streamline with new organizational structure ▪ Unify IT and Operations functions across the bank ▪ Enhance focus on centralized procurement and organizational structure incl. spans & layers	Deliver **CHF ~1.0-1.5 bn of annual structural cost savings[4] to invest for growth** by 2024	

† RoRC is a non-GAAP financial measure, see Appendix. Based on the average of 13.5% of RWA and 4.25% of Leverage
1 With the exception of Index Access and APAC Delta One 2 On an adj. excl. significant items basis 3 Based on the avg. of 13.5% of RWA and 4.25% of Leverage Exposure 4 Aspiration measured using adj. operating expenses, excl. significant items, at constant 2021 FX rates, progressively increasing from 2022-2024

CREDIT SUISSE 2021 Investor Day November 4, 2021 35

We are simplifying our divisional structure around three global divisions and our core Swiss Bank…

Credit Suisse Divisional structure

9M21, adjusted excl. significant items and Archegos (unless otherwise stated), in CHF bn (unless otherwise stated)

Current

Swiss Universal Bank	
Net revenues	4.1
PTI (adj./rep.)	1.8/2.0
AuM	724
Allocated capital[1]	12.0
RoRC† (ajd./rep.)	15%/17%
Econ. profit[2] (adj./rep.)	0.6/0.8

International Wealth Management	
Net revenues	2.5
PTI (adj./rep.)	0.7/0.9
AuM	396
Allocated capital[1]	4.6
RoRC† (ajd./rep.)	16%/21%
Econ. profit[2] (adj./rep.)	0.3/0.4

Asia Pacific	
Net revenues	2.5
PTI (adj./rep.)	0.8/1.0
AuM	230
Allocated capital[1]	3.5
RoRC† (adj./rep.)	23%/28%
Econ. profit[2] (adj./rep.)	0.4/0.5

Investment Bank in USD bn	
Net revenues	8.6
PTI (adj./rep.)	3.4/(1.8)
Allocated capital[1]	12.2
RoRC† (adj./rep.)	26%/(14)%
Econ. profit[2] (adj./rep.)	1.4/(2.5)

Asset Management	
Net revenues	1.2
PTI (adj./rep.)	0.3/0.2
AuM	475
Allocated capital[1]	0.6
RoRC† (adj./rep.)	50%/33%
Econ. profit[2] (adj./rep.)	0.2/0.1

Corporate Center	
Net revenues	0.0
PTI (adj./rep.)	(0.6)/(1.3)
Allocated capital[1]	6.3
RoRC† (adj./rep.)	(9)%/(22)%
Econ. profit[2] (adj./rep.)	(0.9)/(1.5)



IWM
IB
AM
CC
SUB PB
(UHNW, HNW, EAM)
APAC PB
SUB Digital Banking
SUB Corp. & Institutional
SUB
IBCM
APAC
IBCM

From January 1, 2022

Wealth Management	
Net revenues	6.6
PTI (adj./rep.)	2.2/2.6
AuM	877
Allocated capital[1]	12.1
RoRC† (adj./rep.)	19%/22%
Econ.profit[2] (adj./rep.)	1.0/1.2

Swiss Bank	
Net revenues	2.1
PTI (adj./rep.)	1.0/1.2
AuM	472
Allocated capital[1]	7.2
RoRC† (adj./rep.)	14%/16%
Econ. profit[2] (adj./rep.)	0.3/0.5

Investment Bank in USD bn	
Net revenues	9.0
PTI (adj./rep.)	3.6/(1.6)
Allocated capital[1]	13.0
RoRC† (adj./rep.)	26%/(12)%
Econ.profit[2] (adj./rep.)	1.5/(2.4)

Asset Management	
Net revenues	1.2
PTI (adj./rep.)	0.3/0.2
AuM	475
Allocated capital[1]	0.6
RoRC† (adj./rep.)	50%/33%
Econ. prof.[2] (adj./rep.)	0.2/0.1

Corporate Center	
Net revenues	0.0
PTI (adj./rep.)	(0.6)/(1.3)
Allocated capital[1]	6.3
RoRC† (adj./rep.)	(9)%/(22)%
Econ. profit[2] (adj./rep.)	(0.9)/(1.5)

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change; Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix; Divisional AuM shown are gross of AuM managed across Businesses

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage

1 Based on average of 13.5% RWA and 4.25% Leverage 2 Economic Profits = Adj. PTI*(1-25% tax rate) less Capital Charge (Cost of Equity: 8% Wealth Management, Swiss Bank, Asset Management, 12% Investment Bank, 10% Corporate Center)

CREDIT SUISSE 2021 Investor Day November 4, 2021 36

…and are creating a matrix of global divisions with strong regional accountability

Credit Suisse Regional structure

9M21 adjusted excl. significant items and Archegos (unless otherwise stated), in CHF bn

Switzerland		EMEA		APAC		Americas	
Net revenues (adj./rep.)	4.6/5.0	Net revenues (adj./rep.)	3.7/3.7	Net revenues (adj./rep.)	3.3/3.5	Net revenues (adj./rep.)	6.6/6.0
PTI (adj./rep.)	1.9/2.3	PTI (adj./rep.)	0.6/0.6	PTI (adj./rep.)	1.0/1.2	PTI (adj./rep.)	3.3/(1.7)
Allocated capital[1]	11.3	Allocated capital[1]	7.3	Allocated capital[1]	3.6	Allocated capital[1]	9.8
RoRC† (adj./rep.)	17%/21%	RoRC† (adj./rep.)	8%/8%	RoRC† (adj./rep.)	27%/31%	RoRC† (adj./rep.)	32%/(17)%
Economic profit[2] (adj./rep.)	0.8/1.0	Economic profit[2] (adj./rep.)	(0.1)/(0.1)	Economic profit[2] (adj./rep.)	0.5/0.6	Economic profit[2] (adj./rep.)	1.6/(2.1)



Revenues
APAC
18%
Switzerland
25%
CHF
18.2 bn
20%
EMEA
36%
Americas



Allocated capital[1]
APAC
11%
Switzerland
35%
CHF
32.1 bn
Americas
31%
23%
EMEA

Note: Historical information presented according to the new regional structure is a preliminary estimate based on management accounts and subject to change; Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix; includes rounding differences; excluding Corporate Center

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage

1 Based on average of 13.5% RWA and 4.25% Leverage 2 Economic Profits = Adj. PTI*(1-25% tax rate) less Capital Charge (Cost of Equity: 8% Wealth Management, Swiss Bank, Asset Management, 12% Investment Bank, 10% Corporate Center)

CREDIT SUISSE 2021 Investor Day November 4, 2021 37

 We have delivered strong growth in Wealth Managementdespite CHF appreciation  November 4, 2021  38  2021 Investor Day  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change † RoRC is a non-GAAP financial measure, see Appendix. Based on the average of 13.5% of RWA and 4.25% of Leverage1 Average annual NNA growth rate 2 Based on the average of 13.5% of RWA and 4.25% of Leverage Exposure 3 Based on USD/CHF year-end spot exchange rate  Client Business Volume  Wealth Management key metricsadjusted excl. significant items, in CHF bn  828  AuC  817  184  201  242  1,237  259  178  184  877  Net loans  AuM  1,213  1,321  0%  16%  3%  5%  2%  18%  5%  7%  NNA growth1  Allocated capital2  RoRC†  3%  12.0  11.7  12.1  Strong growth in CBV despite limited lending growth  NNA growth of ~3% with stable RM levels  Operating leverage impacted by rates and FX headwinds  CHFCAGR’19-9M21  USDCAGR3’19-9M21    19%  16%  16%  2019  2020  9M21

Our Wealth Management growth strategy is expected to deliver incremental recurring revenues of CHF >1 bn by 2024

Medium-term Aspirations

We are investing for growth…

CHF ~3 bn
capital[1] redeployed to Wealth Management over 2021-2024
RWA increase CHF ~20 bn
LE increase by CHF ~70 bn

~500
increase in Relationship Managers
~15% increase over 2021-2024

+~60%
IT spend[2] in 2024 vs. 2021E
Step-up in technology investments

…to support higher AuM and CBV growth…

AuM
CHF ~1.1 trn
by 2024
from CHF 0.9 trn in 3Q21;
mid-single digit NNA CAGR

CBV
CHF ~1.6 trn
by 2024
from CHF 1.3 trn in 3Q21;
mid- to high-single digit CAGR

…and deliver significant revenue upside by 2024

Incremental recurring revenues of CHF >1 bn

Incremental commissions and fees of CHF ~0.5 bn vs. 2021

Incremental net interest income of CHF ~0.7 bn vs. 2021

Our integrated model is expected to drive higher transaction-based revenues

1 Based on average of 13.5% RWA and 4.25% Leverage Exposure 2 Wealth Management total technology cash spend

Credit Suisse 2021 Investor Day November 4, 2021 39

Reduce Investment Bank capital by ~25% by 2022; invest in Advisory, Capital Markets, Credit and GTS

Key actions…

- **Exit Prime Services**[1]
- **Optimize Corporate Bank exposure to align our risk appetite to our strategic focus areas**
- **Reduce GTS businesses without a strong Wealth Management nexus**

…to release USD >3 bn of capital[2] over 2021-2022…

Allocated capital[2]
in USD bn



~(25)%
14.6
13.0
~11
~13.0-13.5[3]
2020
3Q21
2022
Aspiration
2024
Aspiration

IB reshaping
estimated impact 2022 vs. 2021

Prime Services exit

Lower revenues	Lower OpEx
USD ~(0.6) bn	USD ~(0.4) bn

USD >3 bn of capital release[2]

Write-down of CHF ~1.6 bn of Investment Bank goodwill in 4Q21

RoRC[†,4]
>12%

Remain at 50% capital[2] of WM, SB, AM

…fund growth initiatives

- **Invest and build share in capital-light Investment Banking & Capital Markets businesses**
- **Drive market-leading Securitized Products and Credit solutions**
- **Deliver differentiated cross-asset structured products solutions via a Wealth Management focused GTS**
- **Support Wealth Management and ECM with a focused, capital-light Cash Equities platform**

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
1 With the exception of Index Access and APAC Delta One 2 Based on the avg. of 13.5% of RWA and 4.25% of Leverage Exposure 3 Assumes impact of Basel 3 reforms of USD 1.0-1.5 bn on 1/1/24 4 On an adj. excl. significant items basis

CREDIT SUISSE 2021 Investor Day November 4, 2021 40

 Swiss Bank expected to deliver positive operating leverage  November 4, 2021  41  2021 Investor Day  Client Business Volume  CIR  Allocated capital1  Our 2024 Aspiration    7.1  7.0  7.2        675  601  635  56%  54%  53%   Swiss Bank key metricsadjusted, excl. significant items, in CHF bn  Low- to mid-single digitCAGR over 2022-2024  CIR in low 50sin 20242  RoRC† >12%in 20242    2019  2020  9M21  13%  10%  14%  RoRC†  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change; Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix † RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage1 Based on the average of 13.5% of RWA and 4.25% of Leverage Exposure 2 On an adj. excl. significant items basis     7%CAGR

 Asset Management will focus on growing core operating businesses and reduce I&P portfolio  November 4, 2021  42  2021 Investor Day  Our 2024 Aspiration  RoRC† >45%in 20242  Asset Management key metricsadjusted, excl. significant items, in CHF bn      CIR ~75%in 20242  AuM  CIR        440  438  475  19%  45%  50%  2019  2020  9M21  85%  70%  71%  0.7  0.7  0.6  NNA growth >4%    RoRC†  Allocated capital1  5%CAGR  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change; Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix † RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage1 Based on the average of 13.5% of RWA and 4.25% of Leverage Exposure 2 On an adj. excl. significant items basis

We expect to maintain a ratio of at least twice as much capital in WM, SB & AM activities as in IB

	2015	2020	2022	2024 assuming B3R implementation on 1/1/24



Capital[3]
CC[1]
WM & AM[1,2]
36%
57%
IB[1,2]
CC
WM, SB & AM
51%
34%
IB
CC
WM, SB & AM
27%
57%
IB
CC
WM, SB & AM
28%
57%
IB

WM, SB & AM to IB capital allocation ratio	0.6x	1.5x	~2.0x	~2.0x

Capital reallocation through exit of Prime Services[4], targeted reductions in the Corporate Bank and in GTS; redeploy CHF ~3 bn of capital[3] into Wealth Management

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 As of 3Q15 2 IB incl. GM, IBCM, APAC Markets and SRU; WM incl. SUB, IWM, APAC WM&C 3 Based on avg of 13.5% RWA and 4.25% Leverage 4 With the exception of Index Access and APAC Delta One

CREDIT SUISSE 2021 Investor Day November 4, 2021 43

We expect to continue to increase our investment spend

Capital expenditure[1]
in CHF bn


~(20)%
+35%
2.8
2.2
2.7
~3.0
2016
2018-2020 average
2021 Estimate[2]
2024 Aspiration

Future investment focus

- Scale Wealth Management, with a focus on ~20 priority markets
- Build out China Mainland leveraging Bank for Entrepreneurs model
- Continue digitalizing Wealth Management and Swiss Bank through client and RM tools
- Invest in Investment Banking & Capital Markets and drive leading Credit solutions
- Enhance Asset Management distribution and product suite
- Drive data analytics and automation; cloud and cybersecurity
- Strengthen Risk and Control foundation

1 At constant 2021 FX rates 2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of November 4, 2021. Actual results may differ

CREDIT SUISSE 2021 Investor Day November 4, 2021 44

We aim to deliver CHF ~1.0-1.5 bn of efficiency savings by 2024 to fund growth investments

Simplify
- Creating global Wealth Management division
- Creating global Investment Bank division

Streamline
- Centralizing technology and operations functions to deliver shared platform
- Rationalizing legal entity and banking platform set-up
- Optimizing our organizational structure
- Centralizing Procurement

Automate
- Digitalizing front-to-back operating model
- Delivering CSX in Swiss Bank

CHF ~1.0-1.5 bn of annual structural cost savings[1] by 2024 to invest for growth

1 Aspiration measured using adjusted operating expenses, excluding significant items, at constant 2021 FX rates, progressively increasing from 2022-2024; does not include cost reductions from exited businesses

CREDIT SUISSE 2021 Investor Day November 4, 2021 45

We expect adjusted operating expenses to be between CHF 16.5-17.0 bn in 2022 to 2024

Illustrative development of adjusted operating expenses excl. significant items[1]
in CHF bn, FXC



~16.2-16.5
~(0.4)
~0.5
Yr1
Yr2
Yr3
Increasing to
~(1.0)-(1.5)
by 2024
Yr3
Yr2
Yr1
1.5
~40%
~60%
Amortization of investments in infrastructure to support growth
Operating cost increases as part of the growth plan (e.g. RM hires)
Increasing to
~1.0-1.5
by 2024
16.5-17.0
2021 Estimate2
Business exits
Variable compensation normalization
Structural cost savings
Invest for growth
2022-2024 Aspiration

We expect adjusted operating expenses to be between CHF 16.5-17.0 bn in 2022 to 2024[1];
In addition, we expected CHF ~400 mn of restructuring expenses between 4Q21 and 2022

1 At constant 2021 FX rates
2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of November 4, 2021. Actual results may differ

CREDIT SUISSE
2021 Investor Day
November 4, 2021
46

We have improved our capital ratios and aim for a CET1 ratio of >14% and a CET1 Leverage ratio of ~4.5%

We have improved our capital ratios…

CET1 ratio


12.7%
12.9%
14.4%
2019
2020
9M21

CET1 Leverage ratio


4.0%
3.9%[1]
4.3%
2019
2020
9M21

…and expect to strengthen our balance sheet further

Strong capital ratios to support growth across businesses

Improve credit ratings and tighten credit spreads

Prepared to meet B3R requirements, in 2024 or later

Buffer for Leverage ratio to complement CET1 ratio requirements

2024 Aspirations

CET1 ratio
Pre-B3R
>14%

CET1 Leverage ratio
~4.5%

The 2021 dividend recommendation to shareholders will be made by the Board of Directors next February as part of the FY 2021 results announcement

Aim for a net income distribution of ~25% in 2022[2]

1 Leverage exposure without the temporary exclusion of central bank reserves permitted by FINMA in 2020   2 Based on net income attributable to shareholders and subject to market and economic conditions

CREDIT SUISSE   2021 Investor Day   November 4, 2021   47

Our 2024 financial aspirations

Average 2018-2020

Adj. RoRC†
excl. sign. items



Wealth Management
16%
Investment Bank
9%
Swiss Bank
12%
Asset Management
35%

Corp Center and SRU adj. pre-tax loss
CHF 1.4 bn

CIR
adj. excl. sign. items
~80%

CET1 ratio	**Leverage ratio**
12-13%	**4.0-4.5%**

Reported Group RoTE‡
~7%

Release USD >3 bn of Investment Bank capital[1] over 2021-2022 ~(25)%; **targeted investments** from 2023

Invest CHF ~3 bn of capital[1] **into Wealth Management** over 2021-2024 +25%

Increase capital[1] **allocated to WM, SB, AM vs. the IB to ~2.0x** in 2022 and beyond

Invest incremental CHF ~1.0-1.5 bn p.a. into growth investments by 2024, progressively increasing from 2022, funded by structural cost savings

Strategic Plan 2024 Aspirations

Adj. RoRC†
excl. sign. items



Wealth Management
>18%
Investment Bank
>12%
Swiss Bank
>12%
Asset Management
>45%

Corp Center adj. pre-tax loss
CHF ~0.5 bn

CIR
adj. excl. sign. items
~70%

CET1 ratio	**Leverage ratio**
>14% pre-B3R	**~4.5%**

Reported Group RoTE‡
>10%

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity
1 Based on average of 13.5% RWA and 4.25% Leverage

CREDIT SUISSE 2021 Investor Day November 4, 2021 48

 49  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

   Global leader in Wealth ManagementCredit Suisse 2021 Investor Day  Philipp Wehle, CEO International Wealth ManagementNovember 4, 2021

Credit Suisse is a leading global Wealth Manager

Attractive and growing Wealth Management industry

- One of the **most attractive** segments in financial services
- Global **wealth expected to grow at 5%**[1] **p.a., faster than GDP**
- Wealth in **APAC and Emerging Markets expected to grow even faster** at ~7% p.a.

Credit Suisse has global scale and leadership…

- **Top 2 Global Wealth Manager outside US**; Client Business Volume of CHF 1.3 trn[2]
- **#1 UHNW and Top 2 HNW in Switzerland**[3]
- **Market leading positions in Emerging Markets**, e.g., Best Private Bank in Middle East, Brazil[4]
- **#1 South-East Asia** and **Top 2 in APAC**
- Strong **brand** and **heritage** with House View at the core

…and is well positioned to capture further upside

- **Distinct depth and breadth** of our global offering and scalable infrastructure
- Benefitting from our **integrated model** with IBCM, GTS, AM and SRI
- Aspiration to gain market share with **full offering and technology-led solutions**

CREDIT SUISSE

✓ **Bank for Entrepreneurs**

✓ **Advisory-led solutions**

✓ **Global integrated bank**

Source: McKinsey Wealth Pools, 2021
1 AuM in CHF, ex-North America 2 As of 3Q21 3 As of 2020, estimate based on McKinsey, BCG, Asian Private Banker 4 Euromoney Private Banking & Wealth Management Survey 2021

CREDIT SUISSE 2021 Investor Day November 4, 2021 51

 52  November 4, 2021  Strong track record of growth in Wealth Management  Best Private Bank for Ultra High Net Worth Clients  Best Private Bank for High Net Worth Clients in Asia Pacific  Best Private Bank in the Middle East        Strong asset originationNNA growth of 4% p.a.1  Upside from further asset activation+~6 pp. increase in mandate penetration2  RoRC†,3 of 16%4    Client Business Volumein CHF bn  2021 Investor Day  6%CAGR  8%USD  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage 1 2017-2020 2 2016-3Q21 3 On an adjusted excluding significant items basis 4 2018-2020 average  1,321  9M21  2018  2016  1,096  2020  1,019  1,237

Levers to accelerate our Wealth Management growth

Strengthen, simplify and invest to leverage the integrated global Wealth Management division

1. Expand market-leading UHNW & Upper HNW franchises and accelerate growth of Core HNW
2. Invest in Relationship Managers for added scale in priority markets and build in China Mainland
3. Leverage our integrated model with investment solutions, financing, advisory and capital markets
4. Invest in technology-enabled client experience
5. Simplify operating model and front-to-back processes

CHF ~3 bn of capital[1] redeployed to Wealth Management over 2021-2024, a ~25% increase

~500 increase (~15%) in Relationship Managers over 2021-2024 to further scale up our franchise

Step change in technology and platforms investments with +~60% IT spend[2] in 2024 vs. 2021E

Focus on strong risk management and controls foundation

Strong regional empowerment driving cross-division collaboration and market presence

1 Based on average of 13.5% RWA and 4.25% Leverage Exposure 2 Wealth Management total technology cash spend

CREDIT SUISSE 2021 Investor Day November 4, 2021 53

1 Expand client footprint with tailored propositions across the wealth spectrum

Advisor led ↕ *Digitally enabled*

Wealth client segments	AuM Market pool ex-US 2020, in CHF	Market AuM growth ex-US CAGR '20-'25	CS market share[1] in %
UHNW	10 trn	~6%	~7%
Upper HNW	3 trn	~5%	~4%
Core HNW	8 trn	~5%	

Credit Suisse top 2 in UHNW and HNW outside US[1]

Key priorities

- **Build on leading UHNW franchise with alpha from integrated delivery and collaboration**
- **Extend UHNW strengths to upper HNW especially in APAC and Emerging Markets**
- **Grow Switzerland, offshore Europe and sizeable onshore APAC and EMEA markets**

Source: McKinsey Wealth Pools, 2021
1 Market share based on markets (client domiciles, onshore / offshore) and client segments Credit Suisse is active in

CREDIT SUISSE 2021 Investor Day November 4, 2021 54

❶ Our integrated offering has been a key driver of success and differentiator for UHNW and Entrepreneur clients

One-stop-shop value proposition across clients' lifecycle

- Wealth building & monetization
- Wealth acceleration & preservation
- Wealth succession & transfer

Comprehensive, integrated financing capabilties
Global corporate advisory & capital market execution
Bespoke GTS structured investment solutions and research content
Specialist investment consultants, and private & alternatives offering
Sustainability, impact investing and ESG advisory
Philanthropy and family office advisory; Next Gen and succession planning

Global WM + Global IB + SRI + Global AM

Empowered regional organization driving cross-divisional collaboration

Strong growth in UHNW segment

UHNW AuM growth
CAGR '16-'20


~2x
Credit Suisse
Market[1]

Grow UHNW and accelerate Upper HNW, build on UHNW strength

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Based on McKinsey Wealth Pools

CREDIT SUISSE 2021 Investor Day November 4, 2021 55

❶ Focused HNW coverage matters and has been successful in driving growth and scale

Superior client experience and value proposition

Wealth planning and **House View** led advisory at the core

Personalized and timely offering, driven by advanced data analytics

Omni-channel engagement, with hybrid service model

Focused coverage model driving strong business performance

Examples of HNW focused units
~35% of our Global HNW AuM

Swiss Private Banking
#2 market position[1]

EMEA Private Banking International
Sizeable offshore business

Penetration in mandate solutions
as % of AuM



+2 pp.
+2 pp.
+3 pp.
+2 pp.
4Q19
4Q20
3Q21

Over 2019-9M21:

- ✓ **Larger scale with client activation & conversion**
  Client Business Volume growth of ~10% in Swiss PB and EMEA PBI
- ✓ **Cost efficiency**
  Decreasing CIR in Swiss PB at mid-60s and <50% CIR for EMEA PBI

Expand Core HNW in Switzerland, offshore Europe and selected, sizeable onshore markets in APAC and EMEA

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Estimate based on McKinsey and BCG

CREDIT SUISSE 2021 Investor Day November 4, 2021 56

       Increase scale in priority markets with RM growth  57  Number of Relationship Managers  2016-9M21  2022-2024 Aspiration  Mid-single digit  4%  Annualized NNA growth rate as % of AuM    9M21  2016  2020  2022  2023  o/w APAC  2024Aspiration  ~2,950  ~3,300  ~2,800  ~2,810  +12%vs. 2020  November 4, 2021  2021 Investor Day    2      ~15%  ~(5)%  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change

3 Deepen share with advisory and investment solutions

Our systematic House View is the core of our value proposition


GTS
Structured Products
Mandates
House View
Private & Alternative Markets
SRI Investment Solutions
Funds
Asset Management

Our priorities

- Consistently grow **discretionary and advisory mandates**
- Embed **Sustainability, ESG** in thematic solutions and advisory process
- Convert Supertrends views to deepen strength in **Thematic equities**
- Continue to grow our **Private Markets and Alternatives** offering
- Grow differentiated, **cross-asset structured investment solutions**

Mandate penetration
in % of AuM


24%
26%
29%
30%
33-35%
2016
2018
2020
9M21
2024 Aspiration

Alternatives and PE feeder funds AuM
in CHF bn


2x
2016
2018
2020
9M21
2024 Aspiration

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change

CREDIT SUISSE
2021 Investor Day
November 4, 2021
58

3 Drive lending and advisory solutions in collaboration with the Investment Bank

Net loans[1]
in CHF bn


CAGR
~3%
mid to high single digit
162
174
177
184
178
184
2016
2017
2018
2019
2020
9M21
2022
2023
2024
Aspiration
PCL ratio[2] in bps
3
3
3
5
13
2

- Build on extensive front-to-back capabilities and act as "one-stop-shop" for Wealth Management clients
- Balanced increase in lending across regions and lending types, including standard Lombard, real assets and structured financing
- Maintain strong risk discipline and rigorous lending standards

APAC success as Bank for Entrepreneurs with integrated model delivers full spectrum of advisory & financing solutions to Wealth Management and IBCM clients

USD >30 bn
client assets from collaboration[3]
2018-9M21

~40%
of APAC IBCM MDs with asset referrals
2018-9M21

Integrated APAC financing platform
with bespoke solutions and balanced portfolio across geographies

Clients	Lending	Risk Focus
U/HNWIs	Lombard	Structuring
Entrepreneurs	Structured	Portfolio management
Sponsors	Real Asset	Syndication
Corporates	Share-backed`	Hedging

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Including mortgages 2 Provision for credit losses as % of average loans 3 Client assets referred by APAC IBCM bankers to APAC WM

CREDIT SUISSE 2021 Investor Day November 4, 2021 59

4 Deliver superior client experience with targeted technology spend

Priorities

Personalized offering, driven by analytics

Direct-to-client investment ideas

Omni channel client experience for better conversion

Investments

IT spend[1] ~+60%
in 2024 (Aspiration) vs. 2021E

Wealth Management total IT spend[1]
in %, medium-term aspiration



Front office & other
~30%
Risk & compliance
~40%
~30%
Products & platform

Sample achievements

End-to-end digital advisory - customized advice at broad scale

+35%
client investment proposals[2]
9M21 vs. 9M20

Bespoke **direct to client advice** and communication channel (launched in 2019)

~2X
clients on CS Chat[3]
9M21 vs. 9M20

CSX **digital banking** offering leading transition to digital

Strong uptake in new clients
>50% are younger than 35 years[4]

1 Wealth Management total technology cash spend 2 For EMEA PBI 3 Within APAC division 4 In SUB CSX

CREDIT SUISSE 2021 Investor Day November 4, 2021 60

5 Simplify the operating model and front-to-back processes

Priorities

Invest in digitalization and automation of operating model

Consolidate and leverage technology assets across geographies

Enhance risk management and controls in global processes

Streamline onboarding journey with fewer steps and faster turnaround

Target state

Higher front office productivity with more time for client advisory

Cost efficiency enabled by a scalable, global technology platform

Strong risk management and controls enabling **sustained quality growth**

Better client experience right from the start

Example medium-term aspirations

2x share of fully digital onboardings

75% of workflows[1] to be digitalized

1 Volume-weighted

CREDIT SUISSE 2021 Investor Day November 4, 2021 61

Our Wealth Management growth strategy is expected to deliver incremental recurring revenues of CHF >1 bn by 2024

Medium-term Aspirations

We are investing for growth…

CHF ~3 bn
capital[1] redeployed to Wealth Management over 2021-2024
RWA increase CHF ~20 bn
LE increase by CHF ~70 bn

~500
increase in Relationship Managers
~15% increase over 2021-2024

+~60%
IT spend[2] in 2024 vs. 2021E
Step-up in technology investments

…to support higher AuM and CBV growth…

AuM
CHF ~1.1 trn
by 2024
from CHF 0.9 trn in 3Q21;
mid-single digit NNA CAGR

CBV
CHF ~1.6 trn
by 2024
from CHF 1.3 trn in 3Q21;
mid- to high-single digit CAGR

…and deliver significant revenue upside by 2024

Incremental recurring revenues of CHF >1 bn

Incremental commissions and fees of CHF ~0.5 bn vs. 2021

Incremental net interest income of CHF ~0.7 bn vs. 2021

Our integrated model is expected to drive higher transaction-based revenues

1 Based on average of 13.5% RWA and 4.25% Leverage Exposure 2 Wealth Management total technology cash spend

Credit Suisse 2021 Investor Day November 4, 2021 62

We are accelerating our growth in Wealth Management


Client Business Volume
in CHF bn
8%
USD
6%
CAGR
1,019
1,321
2016
2018
2020
9M21
CBV growth aspiration
>6% p.a.
CBV of CHF ~1.6 trn
CBV growth aspiration
>7% p.a.
Grow UHNW and accelerate Upper HNW, building on UHNW strength
Expand Core HNW in Switzerland, offshore Europe and selected, sizeable onshore markets in APAC and EMEA
Harmonize IT, optimize banking platforms, scale Luxembourg hub
Accelerate Core HNW in additional markets with further enhancement of IT platform
Build out China Mainland franchise leveraging our Bank for Entrepreneurs model and potential other markets
2022-2024 Aspiration
2025-2026 Aspiration

	2016–9M21	2022-2024 / 2025-2026 Aspiration
NNA growth[1]	4%[2]	Mid-single digit growth
Lending growth	2%[2]	Mid- to high-single digit growth
Adj. RoRC[†]	16%[3]	>18% by 2024

Capital deployed CHF ~3 bn of additional capital deployed, ~25% increase

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items
1 Average annual NNA growth rate 2 2017-2020 3 2018-2020

CREDIT SUISSE 2021 Investor Day November 4, 2021 63

Our Wealth Management growth ambitions

1. Expand market-leading UHNW & Upper HNW franchises and accelerate growth of Core HNW
2. Invest in Relationship Managers for added scale in priority markets and build in China Mainland
3. Leverage our integrated model with investment solutions, financing, advisory and capital markets
4. Invest in technology enabled client experience
5. Simplify operating model and front-to-back processes

Relationship Managers
~500 increase over 2021-2024 (~15%)

CBV
CHF ~1.6 trn by 2024

AuM
CHF ~1.1 trn by 2024

RoRC†
>18 % by 2024

Incremental recurring revenues
CHF >1 bn by 2024

Focus on strong risk management and controls foundation

Regional delivery of global integrated bank with strong collaboration

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items

CREDIT SUISSE 2021 Investor Day November 4, 2021 64

   Global Investment Bank focused on advice and solutionsCredit Suisse 2021 Investor Day  Christian Meissner, CEO Investment BankNovember 4, 2021

The global Investment Bank is core to Credit Suisse

Strategic partner to our core corporate, entrepreneurial, institutional and UHNW clients

IBCM
Leading Equity Capital Markets and Leveraged Finance franchises with investments in Advisory solutions and coverage

GTS
Wealth Management centric franchise with best-in-class cross-asset, Structured Products and trading execution

Credit
Pre-eminent Securitized Products business joined with leading IG/HY trading capabilities

Equities
Focused, asset-light business with strong high-touch execution capabilities, equity derivatives, ECM distribution and research & content

Strategy focuses on core areas of competitive advantage, capital efficiency and connectivity to Wealth Management

Strong connectivity to our Bank for Entrepreneurs model



Investment Bank
Global Trading Solutions
Investment Banking Advisory
Private Capital
Wealth Management

CREDIT SUISSE
2021 Investor Day
November 4, 2021
66

Reshaping our Investment Bank drives investments that will grow Advisory, Capital Markets, Credit and GTS

Near-term strategic actions …

Action	
Exit of Prime Services[1]	Exit
Optimize Corporate Bank exposure and reduce GTS businesses without strong Wealth Management nexus	Reposition
Invest in capital-light Investment Banking & Capital Markets business	Grow
Drive market-leading Securitized Products business and leverage 3rd party capital in Credit	Grow

…expected to result in a ~25% capital[2] reduction through 2022 with expected subsequent growth to fund investments



Capital[2] in USD bn
~(25)%
14.6
13.0
~11
~13.0-13.5[3]
2020
3Q21
2022 Aspiration
2024[4] Aspiration

USD ~20 bn RWA reduction USD ~100 bn LE reduction	From 2023, invest capital for growth

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 With the exception of Index Access and APAC Delta One 2 Based on average of 13.5% RWA and 4.25% Leverage 3 Assumes impact of Basel 3 reforms of USD 1.0-1.5 bn on 1/1/24
4 2024 capital includes the impact of FRTB

CREDIT SUISSE
2021 Investor Day
November 4, 2021
67

Prime Services exit enables Cash Equities to focus on collaboration with IBCM and Wealth Management and on its strength in electronic trading

Build upon key strengths…

Top 6	#2	#4	Top 5
Global Cash[1]	Pan-Asia Trading[2]	Americas High Touch[1]	Global Low Touch[1]

…through targeted strategic actions…

- **Exit Prime Services**[3] to reduce the Investment Bank's capital footprint and overall risk profile
- **Maintain APAC Delta One and Index Access** business to support EQD and enable access to Asia markets for key franchise clients
- **Reshape Cash Equities**, strengthening alignment with ECM and Wealth Management in partnership with Equity Research franchise
- **Expand** market-leading **AES** electronic platform **supported by industry-leading research and content**
- **Capitalize on alternative data** monetization program
- **Expand China** franchise to grow Advisory, ECM and Cash Trading with hedge funds, SWFs and brokers

…to deliver a clear value proposition

Support Wealth Management and Equity Capital Markets with a focused Cash Equities trading and execution platform, leveraging the market-leading AES and alternative data platforms

1 Third party competitive analysis for the 2017-1H21 period 2 Institutional Investor 2021 All-Asia Trading and Sales Team surveys 3 With the exception of Index Access and APAC Delta One

CREDIT SUISSE 2021 Investor Day November 4, 2021 68

GTS will build on its strong track record of driving WM collaboration with expanded products across asset classes

Build upon key strengths...

#1	#1	#2
Structured Credit[1]	Single Stock Exotics[2]	Structured Equity Derivatives[2]

...through targeted strategic actions...

- **Expand** Investor Products, Asset Backed Loans and FX for **Wealth Management**
- **Expand** Wealth Management collaboration in **Brazil**; further penetrate **Asia Wealth Management** and entrepreneurs client segments
- **Expand** share in corporate **Equity Derivatives** in collaboration with IBCM coverage teams
- **Simplify GTS** operating and booking platforms
- **Reduce** long-duration structured derivatives book
- **Reduce EM lending** by exiting ~10 non-core GTS markets without Wealth Management nexus

...to deliver a clear value proposition

Deliver differentiated institutional quality cross-asset solutions focused on Wealth Management clients addressing hedging, financing and investment needs leveraging technology and data

1 Bloomberg, Credit Repacks for the 2017-9M21 period 2 Coalition Greenwich Competitor Analytics for the 2019-1H21 period

CREDIT SUISSE
2021 Investor Day
November 4, 2021
69

IBCM's plan integrates the business globally with expansion in key sectors, M&A and capital markets

Build upon key strengths…

#1	#1	#4	#4	#5	#5	#5
Sponsors Lev Fin[1]	Switzerland IBCM[1]	APAC IBCM[1,2]	Financial Sponsors[1]	IPOs[1]	Technology[1]	Retail & Consumer[1]

…through targeted strategic actions…

- **Expand** impact of the global banking franchise by **integrating Switzerland and Asia Pacific IBCM**
- **Expand** delivery to Wealth Management with a **full mid-market platform** focused on companies with a Wealth Management nexus (IB-A)
- **Expand coverage in high growth sectors** and capture emerging **ESG transition** opportunity
- **Invest** in coverage hires **to rebuild footprint** and grow IBCM market share in **M&A, EMEA and corporates** while protecting our leading businesses across capital markets and sponsors coverage
- **Expand private markets offerings** for institutional, Wealth Management and PE investors
- **Realign** coverage footprint and Corporate Bank capital towards **high growth client and sector priorities**

…to deliver a clear value proposition

Be the trusted advisor to a diversified client base in all regions across M&A and capital markets; drive value for entrepreneurs and UHNWI and their corporate holdings

1 Dealogic figures for the 2017-9M21 period 2 Ex-Japan, ex-China Onshore

Credit Suisse 2021 Investor Day November 4, 2021 70

 Expanding the new Investment Banking-Advisory (IB-A) will deliver IB products to entrepreneurial and UHNW companies  2021 Investor Day  Expand existing IB-A team and strong collaboration between IBCM and Wealth Management in APAC and Switzerland to build out a global dedicated team  Offer a full suite of Investment Bank services to Wealth Management and other middle-market clients  Align to markets with high growth and entrepreneur-rich segments       Individuals and Corporates with Wealth Management Nexus    Mid-Market Corporates     Mid-Market Sponsors        Wealth Management Private Client  Investment Bank Corporate Client  “IB-A+” Building upon the existing prototype by servicing Wealth Management clients and their assets  Dedicated mid cap team embedded in sector teams covering emerging assets with financing needs and on path to IPO / monetization  Dedicated mid cap team embedded in Financial Sponsors group covering acquirers of mid-cap assets and providing access to selling founders  Existing IB-A perimeter      71  November 4, 2021  Aspiration  Model

Our market-leading Credit business will evolve to harness third party capital while driving more value to UHNWI

Build upon key strengths…

#1	#2	#2	Top 2	Top 2	Top 2
Asset Finance[1]	Lev Fin Trading[2]	Credit Derivatives Trading[2]	Pass Through Trading[3]	Agency CMBS[4]	RMBS[5]

…through targeted strategic actions…

- **Expand Credit** business by building credit merchant banking capabilities, leveraging third party capital
- **Expand Wealth Management** product offerings
- **Expand our Credit Financing capabilities,** leveraging the strength of our SP Finance business by building a full spectrum direct middle market lending platform that will serve corporates and UHNW
- **Expand Credit globally** with a focus on Asia, leveraging local distribution capabilities to capture growth
- **Expand** financing of companies active in **ESG** and create ESG investable products
- **Expand collaboration** with broader Investment Bank on private, mid-market opportunities attractive to investors and issuers

…to deliver a clear value proposition

Expand market-leading Securitized Products and Global Credit Products businesses to drive growth and increase competitive advantage by leveraging third party capital

1 Thomson Reuters F20A All US Securitizations for the 2017-9M21 period 2 Coalition Greenwich Competitor Analytics for the 2018 – 1H21 period (Americas) 3 TradeWeb for the 2017 – 9M21 period
4 CMBS Alert for the 2017 – 9M21 period 5 Thomson Reuters F13b US RMBS for the 2017-9M21 period

CREDIT SUISSE 2021 Investor Day November 4, 2021 72

The Investment Bank aims to drive value to all client segments across all regions and deliver sustainable returns

The reshaped Investment Bank is designed to:

- Reinforce its **global presence** with a fully integrated Investment Bank across all regions
- **Protect and grow franchises with unique strengths** through talent investments and third party capital
- **Rebalance the composition of its client base** by increasing emphasis on corporates and UHNWI as well as clients in EMEA, Latin America and Asia
- Achieve a **~25% capital reduction vs. 2020** but with revenue ambition in line with three year average to deliver improved returns
- Embody a **simplified organizational design** to facilitate improved risk management

Create more balance across clients and regions…

Client Strategy

UHNW and Corp. Holdings	Grow
Corporates	Grow
Institutional	Differentiated[1]

Regional Strategy

APAC	Grow
EMEA	Grow
Americas	Differentiated[1]

…and position the Investment Bank to deliver strong and more predictable returns

>12% RoRC† Aspiration in 2024

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items
1 Combines certain exits with selected growth investments

CREDIT SUISSE

2021 Investor Day

November 4, 2021

73

   Leading universal bank in SwitzerlandCredit Suisse 2021 Investor Day  André Helfenstein, CEO Swiss Universal BankNovember 4, 2021

 75  November 4, 2021  The Swiss Universal Bank has demonstrated strong growth  2021 Investor Day    Swiss Universal BankClient Business Volume  in CHF bn    6%CAGR      1,084  2016  9M21  832      2016  3Q21 LTM  1.7  2.2  Swiss Universal BankPre-tax Income  adjusted excl. significant items, in CHF bn  NNA growth1  CIR  5%CAGR  66%  57%  2%  Note: Data presented is under the current divisional structure and does not reflect equivalent information for the new Swiss Bank1 Average annual NNA growth rate

We have leading positions and a track record of delivery

Key achievements in Swiss Region

#1 Institutional Banking Uniquely positioned and set up	**CHF 74 bn NNA** over 3.5 years[1]	Serving **48 out of top 50** pension funds in Switzerland
#2 Asset Manager with strong institutional DNA	**17% market share** in Swiss mutual funds market	**#1 Real Estate Asset Manager** in Switzerland
#1 Investment Banking since decades	**#1** over last **13 years**[2]	**12% share of wallet** in investment banking
Top 2 Corporate Banking Core to Bank for Entrepreneurs	**CHF >10 bn p.a.** Client Referral Volume transferred into other CS businesses	Serving **87 of top 100** largest companies[3] – 40% market share
#2 Wealth Management Successful coverage along client segments	Increased **HNW mandate penetration +4 pp.** over 2019-9M21	Reduced **CIR by 9 pp.** over 2019-9M21
Top 2 Consumer Finance Premium offering and partnership	**Resilient** consumer credit & strong **auto leasing captive** franchises (Porsche, Volvo, Ford, Tesla)	**Leading premium** card provider – Swisscard JV with Amex, strong SWISS partnership
#4 Retail Banking Leading transition to digital banking	Successfully integrated retail subsidiary in **7 months** during COVID-19	CSX Launched **digital offering CSX** with large share of young clients

Source: BCG, McKinsey, Pensionskassen - Caisses de Pensions Switzerland, Dealogic, FINMA, SIX, Swiss Fund Data, Morningstar Swiss Fund data per YE 2020
1 From Pension Funds & Corporate Investors and External Asset Managers; Jan 2018-Jun 2021 2 With exception of 2015 when CS IB CH ranked #2 3 Listed companies in Switzerland

CREDIT SUISSE 2021 Investor Day November 4, 2021 76

We are building on our attractive Swiss home market…

Switzerland is an attractive market

- Very resilient mature **economy** with solid GDP growth of average 2% p.a.[1], high exports and lowest debt to GDP ratio of 40% vs Europe "Big 5"[2]
- **Wealthy client base**: 4x millionaire density vs. Europe "Big 5"[2]
- High share of leading **multinationals** and **"hidden champion" corporates**
- **Large institutional** segment, CHF 1.0 tn pension assets (160% of GDP)
- Overall **healthy market** with two large banks leading at ~25% market share[3], higher in mid- and upmarket
- **Average online banking penetration** vs. Europe "Big 5"[2], but accelerating out of COVID

Net revenues[4]
in CHF, 9M21

Pre-tax income[4]
in CHF, 9M21

Capital[4,5]
in CHF, 9M21



25%
Group
18.2 bn
o/w
Swiss Region
4.6 bn
31%
Group
6.3 bn
o/w
Swiss Region
1.9 bn
29%
Group
38.4 bn
o/w
Swiss Region
11.3 bn

With our leading offering and strong collaboration across divisions, we are uniquely positioned to become the most client centric bank in Switzerland and further grow market share across all businesses

Note: Historical information presented according to the new regional structure is a preliminary estimate based on management accounts and subject to change. 2019 figures unless otherwise stated
Source: The World Bank, Simon Kucher & Partners, SNB
1 Over 10 years pre-Covid 2009-2019 2 France, Germany, Italy, Spain, UK 3 Combined figures based on onshore B/S size 4 Adjusted excl. significant items, incl. GTS; excluding Corporate Center Swiss Region net revenues of 25%, PTI of 28% and Capital of 35% 5 Based on average of 13.5% RWA and 4.25% Leverage

CREDIT SUISSE 2021 Investor Day November 4, 2021 77

… and we aim to further capitalize on this opportunity with a clear positioning and strategy

Our positioning

Bank for Switzerland with global expertise

Bank for Entrepreneurs

Bank for holistic solutions

Bank for the digital generation

Our business model and key initiatives

"High-touch" business

Tailor-made solutions for corporate, institutional and private clients with sophisticated needs

- Strengthen global connectivity with integrated bank - IB/AM/GTS/SRI
- Invest in RM/specialist hires, competitive platform and data analytics
- Invest in products: sustainability, mandates, lending, private markets
- Drive capital velocity by redirecting capital and creating fund-based offerings
- Continued disciplined risk management

"High-tech" / Broader business

Increasingly digitally-led hybrid service model for clients with less complex needs and preference for digital channels

- Simplify and digitize Front-to-back operating model
- Drive CSX: grow private clients, expand offering, target smaller SME clients
- Further invest in digital client engagement and marketing

Our Aspiration

Gain market share building on leading position with clients consolidating to full offering provider

Innovate with tech-centric approach to win new clients and improve profitability

CREDIT SUISSE
2021 Investor Day
November 4, 2021
78

Going forward we will report on both the Swiss Region and the Swiss Bank Segment

Reporting Scopes



Corporate
Institutional[1]
Digital
Consumer
Premium Clients (UHNW)
Private Banking
External Asset Managers
SUB IBCM
GTS Switzerland
Asset Management Switzerland
Swiss Bank division
No longer separately reported
SUB
Swiss Region

The CEO of the Swiss Region will be the CEO of Credit Suisse (Schweiz) AG and of the Swiss Bank to ensure continued alignment

Credit Suisse (Schweiz) AG will continue to operate with the same remit as today and our clients will continue to contract with Credit Suisse (Schweiz) AG

1 Excluding External Asset Managers (EAM)

CREDIT SUISSE
2021 Investor Day
November 4, 2021
79

The new Swiss Bank division will serve corporate, institutional and digital banking clients

Key metrics for Swiss Bank
in CHF bn

Client Business Volume


7%
CAGR
601
635
675

	2019	2020	9M21
CIR[1]	54%	56%	53%
RoRC[†,1]	13%	10%	14%

2024 Aspiration

RoRC[†,1]
>12%

CIR[1]
Low 50s

CBV
Low- to mid-single digit
CAGR over 2022-2024

Our businesses

- **Institutional Banking** for pension funds and banks
- **Corporate Banking** for multi-national Swiss corporates and SMEs
- **Digital Banking** for broader private client base and small businesses
- **Consumer Finance** with BANK-now and our participation in Swisscard

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
1 On an adjusted excluding significant items basis

CREDIT SUISSE
2021 Investor Day
November 4, 2021
80

Focus and growth levers in the Swiss Bank

	Institutional Banking[1]	Corporate Banking	Retail Banking	
Market position[2]	**#1**	**Top 2** depending on sub-segment	**#4** in retail banking	**Top 2** in consumer finance
Business	Asset advisory, asset servicing, asset management out of AM, trading, cash clearing and transaction banking for pension funds and banks	Strategic advice, lending, FX and cash/working capital solutions to large/medium-sized corporates & entrepreneur-owned companies	Digital and basic banking services to broader market private clients and small enterprises; consumer credit / auto leasing; credit cards	
Growth levers	Full breadth offering for mid-/ upmarket clients, consolidating providers and introducing state-of-the-art platform	Mid- and upmarket IB, structured lending and Bank for Entrepreneurs value proposition with PB, capital velocity solutions	Comprehensive digital offering for payments, accounts, investments and mortgages; partnerships in consumer credit and auto leasing; premium credit card offering	
Examples	**+9% p.a.** growth in AuM[1] 9M19-9M21	**+3% p.a.** growth in credit volume 9M19-9M21	Attracting **new clients** incl. high share of clients younger than 35	

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Excluding EAM 2 McKinsey and BCG

CREDIT SUISSE 2021 Investor Day November 4, 2021 81

   Multi-specialist Asset ManagerCredit Suisse 2021 Investor Day  Ulrich Körner, CEO Asset ManagementNovember 4, 2021

Asset Management at a glance

CS Asset Management

Asset manager with CHF 475 bn in AuM
Focused franchise, **built around strong institutional grade investment capabilities**

Business mix 3Q21, in % of AuM

By geography



APAC (13%)
Americas (14%)
EMEA (12%)
Switzerland (61%)

By client segment[1]



Third-Party Wholesale (13%)
Wealth Management (17%)
Institutional clients (70%)

By capability



Other[2] (5%)
ICBCCS JV (10%)
Global Real Estate (8%)
Credit Investments Group (14%)
Balanced Solutions (11%)
Equities (6%)
Fixed Income (10%)
Index Solutions (36%)

Key strengths to build on

- Leading market position in Switzerland with access to large in-house distribution
- Leading positions in specialist products / capabilities:
  - Largest US CLO manager and second largest globally[3]
  - #4 Thematic Equities franchise in Europe[4]
  - Leading index fund provider in CH, top 5 in Europe with strong position in ESG[5]
- Partner to one of the largest[6] and most successful AM JV, ICBCCS, in China

1 Operating businesses only, excludes AuM from Investments & Partnerships 2 Includes 1% Investment & Partnerships and 4% of other operating businesses 3 Based on principal liabilities as of September 30, 2021 from CreditFlux 4 Based on AuM according to Morningstar, global thematic fund landscape, May 2021 5 Based on ETF and index fund assets for ESG per Morningstar YE 2020, overall ranking according to Morningstar as of July 31, 2021
6 Mutual fund assets only per YE 2019 per wind.com

CREDIT SUISSE 2021 Investor Day November 4, 2021 83

Decisive actions taken since April 2021

Organization & Governance	☑ Established Asset Management as a **separating operating division** ☑ Strengthened senior leadership with **dedicated Asset Management and risk experts; 8 new members out of 11 total** in the current AM Management Committee ☑ Strengthened divisional **governance and decision making** processes ☑ Strengthened **product approval governance**
Strategic & Business Reviews	☑ **Reviewed risk appetite** and aligned new business initiatives ☑ **Reviewed Investments & Partnerships portfolio** and balance sheet exposure ☑ **Conducted strategic review** for Asset Management
Supply Chain Finance Funds (SCFF)	☑ Made significant progress in SCFF remediation, **recovering ~70% of the funds value to date**[1]

1 Recovery considered as total cash paid out and current cash & cash equivalents. Recovery amount stated based on the funds' Net Asset Value as of February 25th 2021

CREDIT SUISSE 2021 Investor Day November 4, 2021 84

Significant value creation by Asset Management

Value to our clients

- Access to distinctive investment capabilities
- Attractive offering based on strong institutional DNA
- Broad range of tailored solutions / products and access to exclusive deals

75%

of actively managed assets outperforming benchmark[1]

Value to our Group

- Group's center of investment management
- Investment credibility, reputation and track record
- Enhanced value capture across the entire value chain

>70 bn

of AuM managed for CS WM clients at 3Q21 (in CHF)

Value to our shareholders

- Strong growth potential in high-margin industry
- Low capital intensity and superior shareholder returns[2]
- Stable profit contribution from operating businesses with low volatility

35%

Avg. RoRC† 2018-2020

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items
1 Weighted average of actively managed assets across Equities, Fixed Income, Credit Investment Group, Balanced Solutions, Real Estate, Commodities, Insurance Linked Strategies, Quantitative Investment Strategies performing above benchmark per August 2021 on a 3 year annualized basis only; does not include Index Solutions 2 Measured by total return to shareholders (14.0% p.a. of 39 Asset Managers from Europe and Americas vs. 5.3% p.a. of 100 banks globally) weighted by market capitalization over 15-year period (2005-2020) based on Capital IQ data

CREDIT SUISSE
2021 Investor Day
November 4, 2021
85

Key strategic priorities to deliver our vision

Our vision

Talent- and technology-led multi-specialist asset manager of choice in public and private markets for global Institutional clients, our Wealth Management and third-party Wholesale distributors

Our strategic priorities

Simplify

- Divest non-core Investments & Partnerships portfolio
- Implement one global operating platform
- Streamline management structure and governance
- Optimize legal entity structure

Strengthen

- Enhance coverage model for Institutional clients and our Wealth Management
- Establish global product management
- Build out existing investment capabilities

Invest for growth

- Expand footprint in selected European and Asian markets
- Develop meaningful third-party Wholesale distribution franchise
- Build focused Private Markets offering

Technology & Talent as key differentiators

Strengthen Risk & Controls

CREDIT SUISSE 2021 Investor Day November 4, 2021 86

Simplify: Divesting non-core Investments & Partnerships portfolio and streamlining our future platform

Exiting non-core Investments & Partnership (I&P) portfolio...

Reduction in RWA usage, in CHF bn[1]


~(40)%
4.9
(33)% as of 3Q21
2020
2024 Aspiration

- Decisive action to reduce portfolio over 2021
- Achieved 33% or CHF 1.6 bn RWA reduction[2] by 3Q21 vs. 2020
- Aiming for a reduction of ~40% vs. 2020 until 2024
- Accelerating shift towards operating businesses

...and implementing one global operating platform for Asset Management

6 core principles for future operating platform

Global standards	Global functions	Scalable platform
End-to-end processes	Technology-enabled	Cost Efficiency

- Build scalable platform that delivers digital- and operational alpha and reduces operational risk
- Streamline processes and decision-making

1 Includes FX effects. Reduction partially offset by re-valuation of single investment leading to an increased RWA as well as off-setting FX effects of CHF 0.3 bn in 1Q 21 2 Includes 3Q21 impairment of York Capital Management investment

CREDIT SUISSE 2021 Investor Day November 4, 2021 87

Strengthen: Strategic pillars to strengthen the franchise



Strengthen
Distribution
Products & Capabilities
Operational model & Technology
Risk & Controls
Governance and legal entity set-up

Key highlights

Distribution	▪ Globally aligned coverage model ▪ Strengthen sales support teams ▪ Dedicated in-house coverage for Wealth Management ▪ Leverage data to drive sales excellence
Products & Capabilities	▪ Build on core investment strengths ▪ Introduce global product management ▪ Scale blockbuster funds, attractive niche offerings ▪ Continuous product innovation
Operational model & Technology	▪ Global operating platform ▪ Harmonize and standardize to create scalability ▪ Technology as key differentiator
Risk & Controls	▪ Increase organizational clarity & accountability ▪ Strengthen 3 Lines of Defense model ▪ Promote a stronger risk culture ▪ Enhance global reporting & transparency
Governance & legal entity set-up	▪ Streamline management structure ▪ Enhance governance processes ▪ Improve legal entity governance

CREDIT SUISSE
2021 Investor Day
November 4, 2021
88

Invest: Laying the foundation for future success

Client segments

- Build strong franchise in high-margin third party Wholesale segment
- Enhance collaboration with our Wealth Management

Share of third-party Wholesale, Wealth Management in total NNA, %


+~50%
2020
2024 Aspiration

Geographies

- Build meaningful distribution footprint in core EMEA markets
- Invest into on-shore presence in key fast-growing APAC markets

Share of APAC and EMEA in total NNA, %


~2x
2020
2024 Aspiration

Products / Capabilities

- Build focused Private Markets offering
- Further grow / diversify existing high-alpha franchises

Share of (quasi-)alternative products[1] in total NNA, %


+~30%
2020
2024 Aspiration

Technology & talent

Technology as differentiator vs. competitors...

- Create unique digital client experience
- Generate superior data-driven insights
- Digitalize end-to-end processes

...and foundation for creating a scalable, global operating platform to

- Deliver superior returns
- Create value for clients
- Attract and retain top talent

1 Includes Global Real Estate, Credit Investment Group and Multi-Manager Offerings

CREDIT SUISSE
2021 Investor Day
November 4, 2021
89

Our financial aspirations

Net New Assets, in CHF bn, in % of AuM



15.5
>20
3.5
>4
2020
2022-2024
Aspiration

Management fee margin[1]**,** in bps



26
Stable
2020
2024
Aspiration

Cost-Income-Ratio[2]**,** in %



85
~75
2020
2024
Aspiration

Adjusted RoRC[†]**,** in %



19
>45
2020
2024
Aspiration

2024 Aspiration

Ambitious organic strategic plan to deliver value for shareholders

- Strong net new asset growth ambition
- Improved profitability
- Optimized capital usage and strong capital returns for shareholders

† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage and adjusted excluding significant items
1 Management fee margin of operating business 2 Based on adjusted results excluding significant items

CREDIT SUISSE
2021 Investor Day
November 4, 2021
90

 91  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

   Asia Pacific Growth AspirationsCredit Suisse 2021 Investor Day  Helman Sitohang, CEO APACNovember 4, 2021

Our integrated Bank for Entrepreneurs in APAC has delivered significantly higher client volume and profitability

APAC Division
Client Business Volume
in USD bn


10%
CAGR
237
380
2016
9M21

NNA growth[1] 6%

APAC Division
Pre-tax Income
adjusted excl. significant items, in USD bn


14%
CAGR
0.6
1.1
2016
3Q21 LTM

	2016	3Q21 LTM
CIR	76%	66%

Note: Data presented is under the current divisional structure and does not reflect equivalent information for the new APAC region
1 Average annual NNA growth rate

CREDIT SUISSE 2021 Investor Day November 4, 2021 93

   Focus on capturing further upside with regional clients  94    Attractive structural factors  1 Source: McKinsey Wealth Pools, 2021 2 Credit Suisse Wealth Report 2021 - includes PB AuM held by individuals with >USD 1mn financial assets 3 World Federation of Exchanges, September 2021  Our strategic priorities  APAC AuM pool1in CHF trn  2025  2020    Number of UHNW and HNWI expected to double over next 5 years with faster growth in onshore markets2  1st & 2nd generation Entrepreneurs driving wealth growth  Deeper financial markets, with >1/3rd of global market capitalization in APAC3  Increasing access for foreign players to China Mainland  November 4, 2021  2021 Investor Day  6 - 7% CAGR  1.5x  1.3x  1.1x  1.3x  1.3x  1.4x  2020 -2025AuM pool growth  Expand client focus with our strengths in UHNW & Entrepreneurs, and accelerate HNW growth  1  Increase scale in largest APAC wealth markets and build out China Mainland franchise  2  Grow wealth & financing solutions and invest in digitalization   3  Drive regional excellence and leadership with integrated global bank  4

 Our leading franchise provides a solid foundation for growth  95  Note: Historical information presented according to the new regional structure is a preliminary estimate based on management accounts and subject to change Source: Annual reports and company disclosures1 CS reflects client assets (AuM + AuC); others as per Asian Private Banker, 2020 2 Dealogic share of wallet rank for APAC ex-Japan and China onshore, average 2018-2020  APAC regional revenue as % of Group revenue Credit Suisse vs peers, average 2018-2020    Differentiated strategic focus on wealth management    Leading market positions in APAC with integrated global bank  Wealth Management Assets1 Credit Suisse vs. peers, 2020  Advisory & Underwriting fees2 (SoW %)Credit Suisse vs. peers, average 2018-2020  18%  #2  #3  November 4, 2021  2021 Investor Day

❶ Strengthen client value propositions to capture upside

Our tailored approach and offering enabled by our global integrated bank…



UHNW
Bespoke advisory & financing solutions
Corporates
Advisory & global solutions
Entrepreneurs
HNW
House View and investment solutions
Institutional Investors
Content & cross-asset solutions

…is delivering strong revenue growth with wealth management related clients

Revenues form UHNW, HNW, Entrepreneur & Corporate clients[1]



9%
CAGR
2016
3Q21 LTM

Key priorities

Broaden UHNW franchise and accelerate growth with HNW	Focus on new economy sectors for corporate coverage	Differentiate content & access for institutional investors

1 Represents APAC Private Banking and APAC IBCM

CREDIT SUISSE
2021 Investor Day
November 4, 2021
96

❷ Invest in largest APAC wealth markets

Credit Suisse is amongst the most diversified wealth focused global banks in Asia Pacific

	APAC PB	APAC IBCM	APAC GTS/Equities
Greater China / Hong Kong	Established	Established	Established
SE Asia / Singapore	Established	Established	Established
Australia	Established	Established	Established
Japan	Established	Developing	Established
Korea	Developing	Established	Established
India	Developing	Established	Established

Key priorities

- Build on our strengths and consolidate market share in large regional hubs
- Increase scale in faster growing onshore markets with significant wealth potential
- Invest in China Mainland for full suite of capabilities for long-term upside; leverage sizeable ICBCCS AM JV

EUROMONEY Private Banking 2021 — **Best Private Bank for High Net Worth Clients in Asia Pacific**

dealogic — **Top 3 IBCM SoW in last 5 years**[1] (2016-2020)

The Asset Triple A Asian Awards — **Best M&A adviser**, **Best TMT adviser**, **Best new economy adviser**

AsiaRisk Awards 2021 Winner — Structured products house of the year, Credit Suisse

1 APAC ex-Japan and ex-China onshore

CREDIT SUISSE | ● Established ● Developing | 2021 Investor Day | November 4, 2021 | 97

3 Scale our franchise with comprehensive solutions and expanded client coverage

Grow recurring revenue activities


2018
2020
9M21
+30%
Net loans
Managed Solutions[1] volume

Invest in coverage hires


2018
2020
9M21
+15%
RMs + IBCM Coverage
+70 PB RMs in 9M21 to deliver future upside

Leverage digital focus

> 80% of APAC PB clients are on Digital Private Bank

~2x clients on CS Chat 9M21 vs. 9M20 (2019 launch)

Direct to client approach and business simplification

Drive collaboration alpha

USD >30 bn client assets from integrated approach[2] 2018-9M21

~40% of APAC IBCM MDs with asset referrals 2018-9M21

Entrepreneur-led activity via holistic advisory & solutions

Note: Historical information presented according to the new regional structure is a preliminary estimate based on management accounts and subject to change
1 Mandates and Funds 2 Client assets referred by APAC IBCM bankers to APAC WM

CREDIT SUISSE
2021 Investor Day
November 4, 2021
98

 Drive regional excellence and leadership with integrated global bank  99      Concerted and aligned focus to capture APAC wealth opportunity, leveraging global Wealth Management      Leveraging our integrated Bank for Entrepreneurs model via IBCM, GTS, Asset Management and SRI    On-the-ground proximity to clients and market insights with strong risk management    Best-in-class collaboration culture and a differentiated platform for talent  2024 Aspiration  Grow share of revenue contributionto Group from Asia Pacific  Increase share of capital allocated to Asia Pacific  High-single digit growth in Client Business Volume  4  November 4, 2021  2021 Investor Day

 100  November 4, 2021  A Transformed Bank  6  Financial Perspectives  5  Asia Pacific Growth Aspirations  4  Divisional Perspectives  3  Strategic Perspectives  2  Our Vision  1  Agenda  2021 Investor Day

 November 4, 2021  We will execute on our strategic vision  101  2021 Investor Day    Strengthen  Simplify  Invest forGrowth    Global Investment Bank focused on advice and solutions  Leading universal bankin Switzerland  Multi-specialist Asset Manager  Strong risk management foundation and technology capabilities  Global leader in Wealth Management  Balanced approach between mature and emerging markets with a pivot to APAC  Leading the Bank and our clients into a sustainable future  Empowered regional organization driving cross-divisional collaboration

Our 2024 financial aspirations

Average 2018-2020

Adj. RoRC†
excl. sign. items


Wealth Management
16%
Investment Bank
9%
Swiss Bank
12%
Asset Management
35%

Corp Center and SRU adj. pre-tax loss
CHF 1.4 bn

CIR
adj. excl. sign. items
~80%

CET1 ratio	Leverage ratio
12-13%	4.0-4.5%

Reported Group RoTE‡
~7%

Release USD >3 bn of Investment Bank capital[1] over 2021-2022 ~(25)%; **targeted investments** from 2023

Invest CHF ~3 bn of capital[1] into Wealth Management over 2021-2024 +25%

Increase capital[1] allocated to WM, SB, AM vs. the IB to ~2.0x in 2022 and beyond

Invest incremental CHF ~1.0-1.5 bn p.a. into growth investments by 2024, progressively increasing from 2022, funded by structural cost savings

Strategic Plan 2024 Aspirations

Adj. RoRC†
excl. sign. items


Wealth Management
>18%
Investment Bank
>12%
Swiss Bank
>12%
Asset Management
>45%

Corp Center adj. pre-tax loss
CHF ~0.5 bn

CIR
adj. excl. sign. items
~70%

CET1 ratio	Leverage ratio
>14% pre-B3R	~4.5%

Reported Group RoTE‡
>10%

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix
† RoRC is a non-GAAP financial measure, see Appendix. Based on average of 13.5% RWA and 4.25% Leverage
‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity
1 Based on average of 13.5% RWA and 4.25% Leverage

CREDIT SUISSE
2021 Investor Day
November 4, 2021
102

 Appendix  2021 Investor Day  November 4, 2021  103

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/3)

	Wealth Management[1]				Swiss Bank[1]				Investment Bank[1] (USD)				Asset Management			
in CHF bn	9M21	2020	2019	2018	9M21	2020	2019	2018	9M21	2020	2019	2018	9M21	2020	2019	2018
Net revenues reported	**7.0**	**9.0**	**9.3**	**8.6**	**2.3**	**3.0**	**3.4**	**3.0**	**8.5**	**10.2**	**8.6**	**8.7**	**1.1**	**1.1**	**1.6**	**1.5**
Real estate (gains)/losses	-	-	(0.1)	(0.0)	(0.0)	(0.0)	(0.2)	(0.0)	-	-	(0.0)	-	-	-	-	-
(Gains)/losses on business sales	0.0	-	-	(0.0)	0.0	-	-	(0.0)	-	-	-	-	-	-	-	(0.0)
Major litigation recovery	-	-	-	-	(0.0)	-	-	-	-	-	-	-	-	-	-	-
Valuation adjustment related to major litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain related to InvestLab transfer	-	(0.0)	(0.2)	-	-	(0.0)	(0.1)	-	-	-	-	-	-	(0.2)	-	-
Gain on equity investment in Allfunds Group	(0.4)	(0.1)	-	-	(0.2)	(0.0)	-	-	-	-	-	-	-	-	-	-
Gain on equity investment in SIX Group AG	-	(0.1)	(0.2)	-	-	(0.1)	(0.3)	-	-	-	-	-	-	-	-	-
Gain on equity investment in Pfandbriefbank	-	-	-	-	-	(0.1)	-	-	-	-	-	-	-	-	-	-
Impairment on York Capital Management	-	-	-	-	-	-	-	-	-	-	-	-	0.1	0.4	-	-
Archegos	-	-	-	-	-	-	-	-	0.5	-	-	-	-	-	-	-
Net revenues adj. excl. sign. items and Archegos	**6.6**	**8.9**	**8.8**	**8.5**	**2.1**	**2.7**	**2.8**	**2.9**	**9.0**	**10.2**	**8.6**	**8.7**	**1.2**	**1.3**	**1.6**	**1.5**
Provision for credit losses	**0.0**	**0.3**	**0.1**	**0.1**	**0.0**	**0.3**	**0.1**	**0.1**	**4.5**	**0.6**	**0.1**	**0.1**	**0.0**	**-**	**0.0**	**-**
Archegos	-	-	-	-	-	-	-	-	(4.6)	-	-	-	-	-	-	-
Total operating expenses reported	**4.4**	**6.1**	**6.2**	**6.2**	**1.1**	**1.6**	**1.5**	**1.6**	**5.6**	**7.6**	**7.2**	**7.5**	**0.8**	**1.1**	**1.2**	**1.2**
Restructuring expenses	(0.0)	(0.0)	-	(0.1)	(0.0)	(0.0)	-	(0.1)	(0.1)	(0.1)	-	(0.4)	(0.0)	(0.0)	-	(0.0)
Major litigation provisions	0.0	0.0	0.0	(0.0)	-	(0.0)	(0.0)	(0.0)	-	(0.0)	-	(0.0)	-	-	-	-
Expenses related to real estate disposals	(0.0)	(0.0)	(0.0)	-	(0.0)	(0.0)	(0.0)	-	(0.0)	(0.0)	(0.1)	-	(0.0)	(0.0)	(0.0)	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.0)
Expenses related to equity investment in Allfunds Group	(0.0)	-	-	-	(0.0)	-	-	-	-	-	-	-	-	-	-	-
Archegos	-	-	-	-	-	-	-	-	(0.0)	-	-	-	-	-	-	-
Total operating expenses adj. excl. sign. items and Archegos	**4.4**	**6.1**	**6.2**	**6.0**	**1.1**	**1.5**	**1.5**	**1.5**	**5.6**	**7.5**	**7.1**	**7.1**	**0.8**	**1.1**	**1.2**	**1.1**
Pre-tax income/(loss) reported	**2.6**	**2.7**	**3.1**	**2.4**	**1.2**	**1.1**	**1.8**	**1.2**	**(1.6)**	**2.0**	**1.3**	**1.1**	**0.2**	**(0.0)**	**0.5**	**0.4**
Total adjustments, significant items and Archegos	(0.4)	(0.2)	(0.5)	0.1	(0.2)	(0.2)	(0.6)	0.1	5.2	0.1	0.1	0.4	0.1	0.2	0.0	0.1
Pre-tax income/(loss) adj. excl. sign. items and Archegos	**2.2**	**2.5**	**2.6**	**2.5**	**1.0**	**0.9**	**1.2**	**1.3**	**3.6**	**2.1**	**1.4**	**1.5**	**0.3**	**0.2**	**0.5**	**0.4**

1 Divisional structure from January 1, 2022

CREDIT SUISSE

2021 Investor Day

November 4, 2021

104

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/3)

9M21 in CHF bn	CH	EMEA	Americas	Asia Pacific	SUB[1]	IWM[1]	APAC[1]	IB (USD)[1]
Net revenues reported	5.0	3.7	6.0	3.5	4.3	2.7	2.6	8.1
Real estate (gains)/losses	(0.0)	-	-	-	(0.0)	-	-	-
(Gains)/losses on business sales	0.0	-	-	-	0.0	0.0	-	-
Major litigation recovery	(0.0)	-	-	-	(0.0)	-	-	-
Gain on equity investment in Allfunds Group	(0.4)	-	-	(0.2)	(0.2)	(0.2)	(0.2)	-
Impairment on York Capital Management	-	-	0.1	-	-	-	-	-
Archegos	-	-	0.5	-	-	-	-	0.5
Net revenues adj. excl. sign. items and Archegos	4.6	3.7	6.6	3.3	4.1	2.5	2.5	8.6
Provision for credit losses	0.0	(0.0)	4.1	0.1	0.0	(0.0)	0.0	4.5
Archegos	-	-	(4.3)	-	-	-	-	(4.6)
Total operating expenses reported	2.7	3.1	3.5	2.2	2.3	1.8	1.6	5.5
Restructuring expenses	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Major litigation provisions	-	0.0	-	-	-	0.0	-	-
Expenses related to real estate disposals	(0.0)	(0.0)	-	-	(0.0)	(0.0)	-	(0.0)
Expenses related to business sales	-	-	-	-	-	-	-	-
Expenses related to equity investment in Allfunds Group	(0.0)	-	-	(0.0)	(0.0)	(0.0)	(0.0)	-
Archegos	-	-	(0.0)	-	-	-	-	(0.0)
Total operating expenses adj. excl. sign. items and Archegos	2.7	3.1	3.5	2.2	2.3	1.8	1.6	5.4
Pre-tax income/(loss) reported	2.3	0.6	(1.7)	1.2	2.0	0.9	1.0	(1.8)
Total adjustments, significant items and Archegos	(0.4)	0.0	4.9	(0.2)	(0.2)	(0.2)	(0.2)	5.2
Pre-tax income/(loss) adj. excl. sign. items and Archegos	1.9	0.6	3.3	1.0	1.8	0.7	0.8	3.4

SUB[1] in CHF bn	3Q21 LTM	2016
Net revenues reported	5.7	5.7
Real estate gains	(0.0)	(0.4)
(Gains)/losses on business sales	0.0	-
Major litigation recovery	(0.0)	-
o/w Gain on equity investment in Allfunds Group	(0.2)	-
o/w Gain on equity investment in SIX Group AG	(0.1)	-
Net revenues adj. excl. significant items	5.3	5.4
Provision for credit losses	0.1	0.1
Total operating expenses reported	3.1	3.6
Restructuring expenses	(0.0)	(0.1)
Major litigation provisions	(0.0)	(0.0)
Expenses related to real estate disposals	(0.0)	-
Expenses related to business sales	-	-
Expenses related to equity investment in Allfunds Group	(0.0)	-
Total operating expenses adjusted excl. sign. items	3.1	3.5
Pre-tax income/(loss) reported	2.5	2.0
Total adjustments and significant items	(0.3)	(0.3)
Pre-tax income/(loss) adj. excl. sign. items	2.2	1.7

1 Current divisional structure

CREDIT SUISSE
2021 Investor Day
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105

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/3)

	Group			CC				SRU
in CHF bn	2020	2019	2018	9M21	2020	2019	2018	2018
Net revenues reported	**22.4**	**22.5**	**20.9**	**(0.1)**	**(0.3)**	**(0.4)**	**0.1**	**(0.7)**
Real estate gains	(0.0)	(0.3)	(0.0)	-	-	0.0	(0.0)	(0.0)
(Gains)/losses on business sales	-	0.0	(0.1)	0.0	-	0.0	0.0	-
Valuation adjustment related to major litigation	-	-	-	0.1	-	-	-	-
Gain related to InvestLab transfer	(0.3)	(0.3)	-	-	-	-	-	-
Gain on equity investment in Allfunds Group	(0.1)	-	-	-	-	-	-	-
Gain on equity investment in SIX Group AG	(0.2)	(0.5)	-	-	-	-	-	-
Gain on equity investment in Pfandbriefbank	(0.1)	-	-	-	-	-	-	-
Impairment on York Capital Management	0.4	-	-	-	-	-	-	-
Net revenues adj. excl. sign. items	**22.1**	**21.4**	**20.8**	**0.0**	**(0.3)**	**(0.4)**	**0.1**	**(0.7)**
Provision for credit losses	**1.1**	**0.3**	**0.2**	**(0.0)**	**0.0**	**0.0**	**0.0**	**0.0**
Total operating expenses reported	**17.8**	**17.4**	**17.3**	**1.3**	**1.8**	**1.4**	**0.4**	**0.7**
Restructuring expenses	(0.2)	-	(0.6)	0.0	(0.0)	-	0.0	(0.0)
Major litigation provisions	(1.0)	(0.4)	(0.2)	(0.7)	(0.9)	(0.4)	(0.0)	(0.1)
Expenses related to real estate disposals	(0.1)	(0.1)	-	-	-	0.0	-	-
Expenses related to business sales	-	-	(0.1)	-	-	-	-	(0.0)
Expenses related to equity investment in Allfunds Group	-	-	-	-	-	-	-	-
Total operating expenses adj. excl. sign. items	**16.6**	**16.9**	**16.4**	**0.6**	**0.9**	**1.0**	**0.4**	**0.5**
Pre-tax income/(loss) reported	**3.5**	**4.7**	**3.4**	**(1.3)**	**(2.2)**	**(1.9)**	**(0.3)**	**(1.4)**
Total adjustments, significant items and Archegos	0.9	(0.6)	0.8	0.8	0.9	0.4	0.0	0.1
Pre-tax income/(loss) adj. excl. sign. items	**4.4**	**4.1**	**4.2**	**(0.6)**	**(1.2)**	**(1.4)**	**(0.3)**	**(1.2)**

APAC[1] in USD bn	3Q21 LTM
Net revenues reported	**3.7**
Real estate gains	-
(Gains)/losses on business sales	-
Major litigation recovery	-
o/w Gain on equity investment in Allfunds Group	(0.2)
o/w Gain on equity investment in SIX Group AG	-
Net revenues adj. excl. significant items	**3.5**
Provision for credit losses	**0.1**
Total operating expenses reported	**2.3**
Restructuring expenses	(0.0)
Major litigation provisions	-
Expenses related to real estate disposals	-
Expenses related to business sales	-
Expenses related to equity investment in Allfunds Group	(0.0)
Total operating expenses adjusted excl. sign. items	**2.3**
Pre-tax income/(loss) reported	**1.4**
Total adjustments and significant items	(0.2)
Pre-tax income/(loss) adj. excl. sign. items	**1.1**

1 Current divisional structure

CREDIT SUISSE
2021 Investor Day
November 4, 2021
106

Notes

General notes

- Throughout this presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in these presentations are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **Mandates** reflect advisory and discretionary mandate volumes
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Custody assets** includes assets under custody and commercial assets
- **UHNW** client segmentation is based on personal financial assets of USD >50 mn
- **HNW** client segmentation is based on personal financial assets of USD 1-50 mn

Specific notes

† Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25%. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet.

For end-2018, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-2019, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.
For end-2020, tangible shareholders' equity excluded goodwill of CHF 4,426 mn and other intangible assets of CHF 237 mn from total shareholders' equity of CHF 42,677 mn as presented in our balance sheet.

Abbreviations

A = Advisory; Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; AuM = Assets under Management; Avg. = Average; B3R = Basel III Reform; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; c. = circa; C&IC = Corporate & Institutional Clients; CAGR = Compound Annual Growth Rate; CC = Corporate Center; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; CIR = Cost/Income Ratio; CLO = Collateralized Loan Obligation; CM = Capital Markets; CMBS = Residential Mortgage-Backed Security; Corp. = Corporate; COVID-19 = Coronavirus disease 2019; CSX = Credit Suisse X; CTOO = Chief Technology and Operations Officer; Ctr. = Center; D&I = Diversity and Inclusion; EAM = External Asset Managers; ECM = Equity Capital Markets; econ. = Economic; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQD = Equity Derivatives; ESG = Environmental, Social and Governance; ETF = Exchange-traded funds; ex- = excluding; ExB = Executive Board; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; Gen. = Generation; GM = Global Markets; GTS = Global Trading Solutions; HQLA = High Quality Liquid Assets; HR = Human Resources; HY = High Yield; I&P = Investments and Partnerships; IG = Investment Grade; incl. = including IPO = Initial Public Offering; IWM = International Wealth Management; JV = Joint venture; LatAM = Latin America; LE = Leverage exposure; LevFin = Leveraged Finance; LTM = Last twelve months; M&A = Mergers & Acquisitions; MCN = Mandatory Convertible Note; MD = Managing Director; META = Middle East, Turkey & Africa; NAB = Neue Aargauer Bank; NAV = Net asset value; NGO = Non-governmental organization; NNA = Net New Assets; p.a. = per annum; PB = Private Banking; PBI = Private Banking International; PC = Private Clients; PCL = Provision for credit losses; PE = Private Equity; pp. = percentage points; prov. = provisions; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RM = Relationship Manager; RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SCFF = Supply Chain Finance Funds; sign. = significant; SME = Small and Medium-Sized Enterprises; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; U/HNW = (Ultra) High Net Worth; vs. = versus; WM&C = Wealth Management and Connected; YoY = Year on year; Yr = Year

CREDIT SUISSE 2021 Investor Day November 4, 2021 107

November 4, 2021  2021 Investor Day  108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Thomas Gottstein
Thomas Gottstein
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: November 4, 2021		Chief Financial Officer